PENTAIR

2026

NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

Letter to Shareholders



David A. Jones
Pentair Chair of the Board



John L. Stauch
Pentair President and CEO

You are cordially invited to attend the Annual General Meeting of Shareholders of Pentair plc on Tuesday, May 5, 2026, at 8:00 a.m. local time (BST). The Annual General Meeting of Shareholders will be held at Claridge's, Brook Street, Mayfair, London, W1K 4HR, United Kingdom. The enclosed notice of annual general meeting and proxy statement describe the items of business that we will conduct at the meeting and provide you with important information about Pentair plc, including our practices in the areas of corporate governance and executive compensation. We strongly encourage you to read these materials and then vote your shares.

Operational Excellence and Disciplined Execution continued to deliver results as we focus on initiatives to accelerate profitable growth

Pentair Business System - Operational excellence and disciplined execution of the Pentair Business System drove record annual sales, continued margin expansion, and strong free cash flow generation in 2025. Our 2025 performance reflects disciplined execution across all three business segments - Flow, Water Solutions and Pool.

Balanced Portfolio - We recently announced organizational and leadership updates designed to accelerate value creation for our business. We combined our Flow Residential business with our Residential business within Water Solutions, aligning go-to-market channels and creating operational synergies intended to drive increased scale, efficiency, and growth opportunities. We also welcomed incoming executive leadership and appointed leaders to new roles overseeing the updated organizational structure and our strategy, digital and innovation initiatives.

How we Win Right: Advancing smart, sustainable water solutions for people and the planet

Our Board is focused on our strategies to achieve our mission of helping the world sustainably **move**, **improve** and **enjoy** water, life's most essential resource.

Throughout 2025, our board monitored our progress on our sustainability targets and strategy, which are aligned with our business strategy. As we move into 2026, we remain focused on continuing our leadership in the water industry through sustainable innovation, advancing our positive impact while furthering the resiliency of our business and driving growth. This includes continuing to deliver on our sustainability targets with a focus on water stewardship, greenhouse gas emissions reduction, and product design for sustainability.

The Board is committed to governance practices that serve our shareholders' interests

The Board is led by an independent Chair of the Board, and all directors, other than our CEO, are independent. Importantly, the Board reviews and monitors our corporate strategy throughout the year, and allocates risk oversight among the full Board and the Board's committees. The Board also oversees our shareholder engagement program that provides an opportunity to hear directly from shareholders.

Effective at our Annual Meeting of Shareholders, David Jones will be retiring from the Board. Mr. Jones has served as a director since 2003, and as our Chair since 2018. During his tenure as a director and Chair, he has contributed to and led a high-performing and collegial Board focused on strong governance and advancing the best of interests of our company and shareholders. We are immensely grateful for Mr. Jones's indelible impact on Pentair and for his leadership of our Board in creating significant shareholder value.

On behalf of the entire Board, we thank you for your confidence in us. We value your investment, your input and your support.

David A. Jones
Pentair Chair of the Board

John L. Stauch
Pentair President and CEO

Notice of Annual General Meeting of Shareholders

Date and Time	Location	Who Can Vote
May 5, 2026 8:00 a.m. local time (BST)	Claridge's Brook Street Mayfair London, W1K 4HR United Kingdom	Shareholders as of March 6, 2026 are entitled to vote

Voting Items

Proposal	Page Reference
1. By separate resolutions, to re-elect the following director nominees: (i) Mona Abutaleb Stephenson (ii) Melissa Barra (iii) Tracey C. Doi (iv) T. Michael Glenn (v) Theodore L. Harris (vi) Gregory E. Knight (vii) Michael T. Speetzen (viii) John L. Stauch (ix) Billie I. Williamson	9
2. To approve, by nonbinding, advisory vote, the compensation of the named executive officers.	31
3. To ratify, by nonbinding, advisory vote, the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and to authorize, by binding vote, the Audit and Finance Committee of the Board of Directors to set the auditor's remuneration.	75
4. To authorize the Board of Directors to allot new shares under Irish law.	78
5. To authorize the Board of Directors to opt-out of statutory preemption rights under Irish law.	79
6. To authorize the price range at which Pentair plc can re-allot shares it holds as treasury shares under Irish law.	80

In addition, shareholders will consider and act on such other business as may properly come before the Annual General Meeting or any adjournment.

Proposals 1, 2, 3, and 4 are ordinary resolutions, requiring the approval of a simple majority of the votes cast at the meeting. Proposals 5 and 6 are special resolutions, requiring the approval of not less than 75% of the votes cast.

Only shareholders of record as of the close of business on March 6, 2026 are entitled to receive notice of, and vote at, the Annual General Meeting. If you are a shareholder entitled to attend and vote at the Annual General Meeting, you are entitled to appoint a proxy or proxies to attend, speak and vote on your behalf. A proxy need not be a shareholder. If you wish to appoint as proxy any person other than the individuals specified on the proxy card to attend and vote at the Annual General Meeting on your behalf, please contact our Corporate Secretary at our registered office or deliver to the Corporate Secretary at our registered office a proxy card in the form set out in section 184 of the Irish Companies Act 2014 (the "Companies Act").

At the Annual General Meeting, management will review Pentair plc's affairs and will also present Pentair plc's Irish Statutory Financial Statements for the fiscal year ended December 31, 2025 and the reports of the directors and the statutory auditors thereon.

By Order of the Board of Directors,

Lance Bonner, Secretary

March 20, 2026

Voting Methods

Whether or not you plan to attend the Annual General Meeting, we encourage you to vote your shares by submitting a proxy as soon as possible. If you vote by internet or telephone, have your proxy card, Notice of Internet Availability or voting instruction form in hand to access your 16-digit control number.

Method	Instruction	Deadline
By Internet	You can vote over the Internet at www.proxyvote.com and follow the instructions (have your Notice of Internet Availability, proxy card or voting instruction form in hand when accessing the website)	You must submit your proxy by internet or telephone, or your printed proxy card must be received at the address stated on the card, by no later than: ▶ 4:59 a.m. (British Summer Time) on April 30, 2026 (11:59 p.m. Eastern Daylight Time on April 29, 2026) for shares held in the Company's retirement plans or employee stock purchase plan; or ▶ 4:59 a.m. (British Summer Time) on May 4, 2026 (11:59 p.m. Eastern Daylight Time on May 3, 2026) for shares held of record or through a broker or bank.
By Telephone	You can vote by telephone by calling the number on the proxy card or voting instruction form.	
By Mail	You can vote by mail by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope, the results of which will be forwarded to the Company's registered address electronically.	
Vote in Person	If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting.	

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 5, 2026. The Annual Report, Notice of Annual General Meeting, Proxy Statement, and Irish Statutory Financial Statements and Related Reports are available by Internet at www.proxyvote.com.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, at 8:00 a.m. local time (Irish Standard Time) on May 5, 2026. See "Questions and Answers about the Annual General Meeting and Voting" for further information on participating in the Annual General Meeting in Ireland.

Table of Contents

Frequently Requested Information

Business and Financial Results

Business Overview

At Pentair, we help the world sustainably move, improve and enjoy water, life's most essential resource. From our residential and commercial water solutions to industrial water management and everything in between, Pentair is an S&P 500 company focused on smart, sustainable water solutions that help people and the planet thrive.

Strategy

Our vision is to be the world's most valued sustainable water solutions company for our employees, customers and shareholders. As a company, we:

- Focus on growth in our core businesses and strategic initiatives;
- Accelerate digital innovation and technology as well as sustainability investments;
- Expedite growth and drive margin expansion through our Transformation Program; and
- Build a high performance growth culture and deliver on our commitments while living our Win Right values.

2025 Business Results Highlights*

$4.2 billion
OF SALES
▲ **2%** compared to FY2024

$1,053.5 million
OF ADJUSTED OPERATING INCOME*
▲ **10%** from FY2024

$4.92
ADJUSTED EARNINGS PER SHARE*
▲ **14%** from FY2024

INCREASED QUARTERLY CASH DIVIDEND from
$0.23 ▶ $0.25
per share

ADJUSTED RETURN ON SALES* of
25.2%
▲ **170bps** from FY2024

$389.3 million
CASH RETURNED TO SHAREHOLDERS
in cash dividends and share repurchases in FY2025

FREE CASH FLOW* from continuing operations of
$748.4 million
▲ **8%** from FY2024

ROIC* of
16.7%

* Please see Appendix A for reconciliation of GAAP to non-GAAP financial measures included in this section.

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement before voting.

Voting Matters

Proposal	Board Vote Recommendation	Vote Required	Page Reference
1. Re-Elect Director Nominees	**FOR** each nominee	Majority of votes cast	9
2. Approve, by Nonbinding, Advisory Vote, the Compensation of the Named Executive Officers	**FOR**	Majority of votes cast	31
3. Ratify, by Nonbinding, Advisory Vote, the Appointment of the Independent Auditor and Authorize, by Binding Vote, the Audit and Finance Committee to Set the Auditor's Remuneration	**FOR**	Majority of votes cast	75
4. Authorize the Board of Directors to Allot New Shares	**FOR**	Majority of votes cast	78
5. Authorize the Board of Directors to Opt-Out of Statutory Preemption Rights	**FOR**	75% of votes cast	79
6. Authorize the Price Range at Which Pentair Can Re-Allot Treasury Shares	**FOR**	75% of votes cast	80

Director Nominees

Name and Primary Occupation	Age[1]	Director Since	Committee Memberships		
			AFC	CC	GC
Mona Abutaleb Stephenson IND Chief Executive Officer, Medical Technology Solutions, LLC	63	2019		●[2]	●[2]
Melissa Barra IND Executive Vice President, Chief Product and Enterprise Strategy Officer, Sleep Number Corporation	54	2021	●		
Tracey C. Doi IND Retired Group Vice President and Chief Financial Officer, Toyota Motor North America	65	2023	●		
T. Michael Glenn[3] IND Retired Executive Vice President, FedEx Corporation and Chief Executive Officer, FedEx Services	70	2007		●	●
Theodore L. Harris IND Chief Executive Officer, Balchem Corporation	61	2018		©[4]	●
Gregory E. Knight IND Senior Advisor, Digital Transformation, Boston Consulting Group, Inc.	58	2021	●		
Michael T. Speetzen IND Chief Executive Officer, Polaris Inc.	56	2018	©		
John L. Stauch President and Chief Executive Officer, Pentair plc	61	2018			
Billie I. Williamson IND Retired Senior Assurance Partner, Ernst & Young LLP	73	2014		●	©

AFC – Audit and Finance Committee
CC – Compensation Committee
GC – Governance Committee
IND – Independent
● – Committee Member
© – Committee Chair

(1) As of the date of the filing of this Proxy Statement

(2) Upon completion of the Annual General Meeting, Ms. Abutaleb will join the Governance Committee and the Compensation Committee and leave the Audit and Finance Committee.

(3) Upon completion of the Annual General Meeting, Mr. Glenn will serve as Chair of the Board.

(4) Upon completion of the Annual General Meeting, Mr. Harris will become Chair of the Compensation Committee.

Corporate Governance Strengths

- **Independent Board Leadership,** via an independent, non-executive Chair of the Board and all independent directors on committees
- **Annual Election of Directors**
- **Majority Voting,** required for director elections, except in the case of a contested election
- **Proxy Access,** available to shareholders who meet certain ownership, retention and other requirements set forth in our Articles of Association
- **Share Ownership Guidelines,** meaningful minimum share ownership levels for directors and executive officers with a transition period for new appointments
- **Company Strategy,** reviewed and monitored throughout the year by the Board
- **Board and Committee Self-Assessments,** conducted annually
- **Related Person Transactions Policy,** designed to avoid conflicts of interest
- **Overboarding Policy,** limiting directors to serving on a total of four public company boards or, in the case of a director serving as a CEO, a total of two public company boards
- **Compensation Recovery Policy ("Clawback Policy"),** extending beyond the minimum requirements of SEC rules and NYSE listing standards and covering time-vesting as well as performance-vesting awards

Fiscal Year 2025 Executive Compensation

The Compensation Committee believes that the most effective executive compensation program aligns executive initiatives with shareholder interests. The Compensation Committee seeks to accomplish this objective by rewarding the achievement of specific annual, long-term, and strategic goals that create lasting shareholder value.

Elements of Compensation and Pay Mix

The graphics below describe the elements of our executive compensation program and illustrate the approximate targeted mix of fixed, annual, and long-term incentive compensation we provided in 2025 to our Chief Executive Officer and our other executive officers who are named in the Summary Compensation Table (the "Named Executive Officers" or "NEOs"). These graphics also illustrate the approximate amount of target direct compensation considered at risk. This summary of fiscal year 2025 compensation should be read in connection with the "Compensation Discussion and Analysis" (see page 33).

Purpose	Featured
Base Salary To provide fixed compensation competitive in the marketplace	▶ Determined based on numerous factors such as competitive market conditions, level of responsibility, experience, and individual performance
Annual Incentives To reward short-term performance against specific financial targets	▶ Paid after end of one-year performance period ▶ Based on achievement against annual company-wide and/or segment financial performance targets ▶ Payout range of 50% of target (at threshold) to 200% of target (at maximum) ▶ Payout subject to a +/- 10% modifier to address progress towards our three new sustainability strategic targets announced in, and for, 2025
Long-Term Incentives To link management incentives to long-term value creation and shareholder return	**CEO** ▶ 75% performance share units, an increase from 50% in 2024, based on achievement against three-year financial performance targets paid after end of three-year performance period ▶ 25% stock options with a 10-year term vesting ratably on first three grant date anniversaries **Other NEOs** ▶ 50% performance share units based on achievement against three-year financial performance targets paid after end of three-year performance period ▶ 25% stock options with a 10-year term vesting ratably on first three grant date anniversaries ▶ 25% restricted stock units vesting ratably on first three grant date anniversaries

CEO


12%
16%
72%

Base Salary
Management Incentive Plan (Annual Incentive)
Long-Term Incentives

AVERAGE OF OTHER NEOs


24%
20%
56%

Base Salary
Management Incentive Plan (Annual Incentive)
Long-Term Incentives

Shareholder Engagement

ENGAGEMENT

In the fall of 2025, we reached out to our largest shareholders representing approximately 56% of our outstanding shares to engage on corporate governance, executive compensation, and sustainability matters.

We engaged with shareholders who accepted our invitation, representing approximately 34% of our outstanding shares. This shareholder engagement was conducted by our independent Chair of the Board, David A. Jones, and members of management, including our Executive Vice President and Chief Human Resources Officer, Executive Vice President, General Counsel and Secretary, Vice President of Investor Relations and Vice President of Sustainability.

FEEDBACK

Based on our shareholder engagement, and other feedback from investors throughout the year, we believe we continue to be focused on what matters to our shareholders, including:

- creating and delivering value for our customers and shareholders,
- maintaining strong corporate governance, and
- innovating on products and solutions to benefit people and the planet, including focusing on our sustainability efforts to drive resilient business operations.

Fall 2025 Shareholder Engagement Outreach Efforts

Meeting Requested:	Engagement Meeting:
56.2% of Outstanding Shares	33.5% of Outstanding Shares

The Board values the input of our shareholders and makes changes to our corporate governance, executive compensation and other practices that are in the best interests of our company and all shareholders based on shareholder engagement. In response to shareholder engagement during 2025, the Board took the following actions:

- Provided additional disclosure about the Board's oversight of emerging risks, including Artificial Intelligence (AI) (see page 23 for more information)
- Added a director skills matrix (see page 11 for more information)
- Expanded our Clawback Policy to include cancellation or recoupment of time-vesting and performance-vesting equity awards in certain circumstances (see page 54 for more information)
- Provided additional disclosure addressing the sustainability modifier to our MIP (see page 48 for more information)

Say-on-Pay

Shareholder support of our executive compensation program was reflected in our 2025 say-on-pay vote with 83.6% of votes cast in favor of our proposal. In 2025, the Compensation Committee maintained the majority of changes adopted over the last several years, which reflected the Committee's focus on pay for performance, shareholder feedback, and industry and market practices. While overall shareholder support for our executive compensation program expressed through our 2025 say-on-pay vote remained positive last year, in response to a year-over-year change in the level of support, the Compensation Committee requested that we engage with shareholders we identified as having failed to support our say-on-pay vote and to consider whether any responsive actions were advisable based on their input. As a result of the targeted engagement, the Compensation Committee reviewed our Clawback Policy and determined it was advisable to expand the policy beyond what is required under SEC rules and NYSE listing standards to cover time-vesting as well as performance-vesting awards (see page 54 for more information). Additionally, we have added disclosure addressing the sustainability modifier to our MIP (see page 48 for more information).

Communicating with Directors

Interested parties may communicate with the Board, non-employee directors as a group, or any individual director, including the Chair, by sending a letter addressed to the relevant party, c/o Corporate Secretary, Pentair plc, Regal House, 70 London Road, Twickenham, London, TW1 3QS, United Kingdom. Any such communications will be forwarded to the relevant addressee(s).

PROPOSAL 1

Re-Elect Director Nominees

The Board recommends a vote **FOR** each director nominee.

Our Board currently has ten members. The size of our Board is limited to no fewer than seven and no more than eleven members. The term of David A. Jones, a current Director, will expire at the Annual General Meeting.

Accordingly, the Board has set the number of directors that will constitute the Board effective at the Annual General Meeting at nine. On the recommendation of the Governance Committee, our Board has nominated the nine director nominees named in the resolutions below, all of whom are current directors, for re-election for a one-year term expiring on completion of the 2027 Annual General Meeting. If any of the director nominees should become unable to accept election, your proxy or proxies may vote for other persons selected by the Board. Management has no reason to believe that any of the director nominees named below will be unable to serve his or her full term if elected.

Biographies of the director nominees follow. These biographies include each director's age (as of the date of the filing of this Proxy Statement); business experience; directorships in public companies and other organizations within the past five years; and a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director.

The text of the resolutions with respect to Proposal 1 is as follows:

"IT IS RESOLVED, by separate resolutions to re-elect the following nine director nominees for a term expiring on completion of the 2027 Annual General Meeting:

- Mona Abutaleb Stephenson
- Melissa Barra
- Tracey C. Doi
- T. Michael Glenn
- Theodore L. Harris
- Gregory E. Knight
- Michael T. Speetzen
- John L. Stauch
- Billie I. Williamson."

The Board recommends a vote **FOR** re-election of each director nominee.

Board of Directors

2026 Board Nominees

Director Qualifications, Skills and Expertise

The Governance Committee and the Board recognize that the Board's contributions and effectiveness depend on the character and abilities of each director individually as well as on their collective strengths. Accordingly, the Governance Committee and the Board evaluate candidates based on several criteria. The Governance Committee and the Board seek to establish a core of strategic and business advisers with financial and management expertise. In addition, the Governance Committee and the Board consider the tenure of incumbent directors, with the goal of having a mix of shorter-tenured directors who provide fresh perspectives and longer-tenured directors who provide institutional knowledge regarding our company and our business. Directors are also chosen with a view to bringing to the Board a diversity of skills, qualifications, experiences, perspectives and backgrounds. The Board has no express policy regarding diversity of age, gender, race, ethnicity, and other characteristics.

Tenure

Our board refreshment has resulted in the following mix of director tenure:



3
4
2
0-5 yrs
6-9 yrs
10+ yrs

When considering candidates for election as directors, the Governance Committee and the Board are guided by the following principles, found in our Corporate Governance Principles:

- at least a majority of the Board must consist of independent directors;
- each director should be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;
- each director should be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of his or her responsibilities as a director;
- each director should possess substantial and significant experience that could be of particular importance to us in the performance of his or her duties;
- each director should have sufficient time available to devote to our affairs in order to carry out the responsibilities of a director; and
- each director should have the capacity and desire to represent the balanced, best interests of the shareholders as a whole and not primarily a special interest group or constituency and be committed to enhancing long-term shareholder value.

The Governance Committee in the first instance is charged with observing these policies and strives in reviewing each candidate to assess the fit of his or her qualifications with the needs of the Board and our company at that time, given the then-current mix of directors' attributes. Board composition, effectiveness and processes are all subject areas of our annual Board self-assessment, which is described in more detail below under "Board and Committee Self-Assessments."

Our directors bring to the Board a balanced mix of skills, qualifications and experience that enable the Board to effectively oversee our long-term business strategy. The skills matrix below provides an overview of the areas in which our directors possess significant or deep experience and reflects the most significant skills that the Board considers in connection with board refreshment, succession planning and director nomination. The list is not comprehensive of the diverse skills that our director nominees bring to the Board, and the experience of individual directors is described in their respective biographies on the following page.

9

Executive Leadership

Includes directors with experience as a Chief Executive Officer or other executive at a large public or private company.

9

Growth, M&A and Transformation

Includes directors with experience developing, implementing, or evaluating business strategy focused on organic and inorganic growth, including M&A strategy or transformation.

5

Manufacturing and Industry

Includes directors with experience in manufacturing or the Company's end markets.

9

Business Operations

Includes directors with experience developing, implementing, or evaluating an operations plan or business strategy.

5

Supply Chain and Operations

Includes directors with experience in supply chain or operations.

7

Marketing and Sales

Includes directors with experience in marketing and sales.

7

Product Innovation

Includes directors with experience developing, implementing, or evaluating significant product and technology innovation strategy.

7

IT Systems, Digital and Cybersecurity

Includes directors with experience in IT systems, cybersecurity risk management, digital technology, data analytics, or emerging digital technology, including AI.

6

Sustainability

Includes directors with experience developing, implementing, or evaluating strategic business imperatives and long-term value creation through a sustainability focused business model.

6

Product Quality and Safety, and EH&S

Includes directors with experience in product quality, product safety or environmental, health, and safety.

Nominee Biographies



MONA ABUTALEB STEPHENSON

Chief Executive Officer, Medical Technology Solutions, LLC

Independent
Age: 63
Director Since: 2019
Committees:
Governance*
Compensation*

Other Current Public Board Service:

Atlantic Union Bankshares Corporation (2025–present)

Biography:

- Chief Executive Officer of Medical Technology Solutions, LLC, a provider of technology solutions for the healthcare industry, from 2019 to present
- Member of the board of directors of Atlantic Union Bankshares Corporation from April 2025 to present
- Member of the board of directors of Sandy Spring Bancorp, Inc. from 2015 to April 2025
- Chief Executive Officer of mindSHIFT Technologies, Inc., an IT outsourcing/managed services and cloud services provider, from 2013 to 2018
- President and Chief Operating Officer of mindSHIFT from 2006 to 2013
- Senior Vice President of Ricoh USA from 2015 to 2017 and Executive Vice President of Ricoh Global Services from 2017 to 2018
- In 2012, mindSHIFT was acquired by Best Buy Co., Inc. and then later, in 2014, was acquired by Ricoh Company, Ltd., a leading provider of document management solutions, IT services, printing, digital cameras and industrial systems

Skills & Qualifications:

Ms. Abutaleb has significant executive leadership experience, including in the areas of technology, cyber risk management and strategic planning. Ms. Abutaleb's experience serving on the board of a company operating in a highly regulated industry contributes to her experience overseeing governance and risk.

* Upon completion of the Annual General Meeting, Ms. Abutaleb will join the Governance Committee and the Compensation Committees. She is currently a member of the Audit and Finance Committee.



MELISSA BARRA

Executive Vice President, Chief Product and Enterprise Strategy Officer, Sleep Number Corporation

Independent
Age: 54
Director Since: 2021
Committees:
Audit and Finance

Biography:

- Executive Vice President, Chief Product and Enterprise Strategy Officer for Sleep Number Corporation, a provider of smart sleep technology, from April 2025 to present
- Executive Vice President, Chief Sales and Services Officer from 2020 to April 2025, Vice President, Strategy and Consumer Insights from 2013 to 2015, Senior Vice President, Chief Strategy and Customer Relationship Officer from 2015 to 2019, and Senior Vice President, Chief Sales, Services and Strategy Officer from 2019 to 2020, since joining Sleep Number in 2013
- Senior leadership roles in strategy, corporate development and finance for Best Buy Co., Inc., a multinational consumer electronics retailer, from 2005 to 2012
- Strategy leadership and corporate finance roles at Grupo Futuro, Citibank and GE Capital

Skills & Qualifications:

Ms. Barra has a strong background in customer experience, sales, services and strategy, as well as experience in digital transformation and information technology. Ms. Barra's operating and leadership experience, including with other public companies, allows her to provide insight on a variety of growth, customer, and human capital strategies important to our business.



TRACEY C. DOI

Retired Group Vice President and Chief Financial Officer, Toyota Motor North America

Independent
Age: 65
Director Since: 2023
Committees:
Audit and Finance

Other Current Public Board Service:

Quest Diagnostics Incorporated (2021-present)

Biography:

- Group Vice President and Chief Financial Officer of Toyota Motor North America, an automobile designer and manufacturer, from 2003 to 2022
- Vice President, Corporate Controller of Toyota Motor Sales, USA from 2000 to 2003
- Member of the board of directors of Quest Diagnostics Incorporated from 2021 to present
- Independent trustee for SunAmerica Series Trust and Seasons Series Trust from 2021 to present
- Member of the board of directors of City National Bank, a Royal Bank of Canada Company from 2016 to 2021

Skills & Qualifications:

Ms. Doi has a significant executive background in corporate finance, strategic planning, transformation, operations, enterprise systems, and business analytics, and brings to our Board deep experience with a global manufacturer operating in a complex industry.



T. MICHAEL GLENN

Chair of the Board* and Retired Executive Vice President, FedEx Corporation and Chief Executive Officer, FedEx Services

Independent
Age: 70
Director Since: 2007
Committees:
Compensation (Chair)*
Governance

Other Current Public Board Service:

Lumen Technologies, Inc. (2017-2026)

Biography:

- Member of the board of directors of Lumen Technologies, Inc. (formerly CenturyLink, Inc.), a global communications and information technology services company, from 2017 to March 2026, including as Chair of the board of directors since May 2020
- Senior Advisor to Oak Hill Capital Partners, a private equity firm, from 2017 to 2020
- Served as Chief Executive Officer of FedEx Services, responsible for all marketing, sales, customer service and retail operation functions for FedEx Corporation, from 2000 to 2016
- Executive Vice President, FedEx Corporation and member of the Executive Committee, from 1998 to 2016
- Various marketing, sales and customer service roles including senior leadership positions, from 1981 to 1998 at FedEx Corporation, a global leader of supply chain, transportation and relations information services

Skills & Qualifications:

Mr. Glenn brings extensive strategic, marketing and communications experience to our Board from his service as one of the top leaders at FedEx Corporation. He has been an active participant in the development of our strategic plans and a strong proponent for strengthening our branding and marketing initiatives.

* Upon completion of the Annual General Meeting, Mr. Glenn will serve as Chair of the Board and will no longer serve as Chair of the Compensation Committee.



THEODORE L. HARRIS

Chief Executive Officer, Balchem Corporation

Independent
Age: 61
Director Since: 2018
Committees:
Compensation*
Governance

Other Current Public Board Service:

Balchem Corporation (2015–present)

Biography:

- Chief Executive Officer and member of the board of directors of Balchem Corporation, a provider of specialty performance ingredients and products for the food, nutritional, feed, pharmaceutical, medical sterilization and industrial industries, from 2015 to present, and Chairman of Balchem's board of directors, from 2017 to present
- 11 years of various senior management positions at Ashland, Inc., a global specialty chemical provider in a wide variety of markets and applications, such as architectural coatings, adhesives, automotive, construction, energy, food and beverage, personal care, and pharmaceutical, including most recently as Senior Vice President and President, Performance Materials, from 2014 to 2015
- Senior Vice President and President, Performance Materials & Ashland Supply Chain from 2011 to 2014, and prior to that, Vice President and President, Performance Materials & Ashland Supply Chain
- Variety of senior level roles for FMC Corporation, a global provider of crop-protection products, from 1993 to 2004, including General Manager of the Food Ingredients Business

Skills & Qualifications:

Mr. Harris brings to our Board broad managerial, international, operational, financial and sales experience, as well as his track record of leading businesses with complex, global supply chains, and developing worldwide marketing strategies and his strong connectivity to consumer end markets.

* Upon completion of the Annual General Meeting, Mr. Harris will serve as Chair of the Compensation Committee Chair.



GREGORY E. KNIGHT

Senior Advisor, Digital Transformation, Boston Consulting Group, Inc.

Independent
Age: 58
Director Since: 2021
Committees:
Audit and Finance

Other Current Public Board Service:

Fortis Inc. (2025–present)

Biography:

- Senior Advisor, Digital Transformation at Boston Consulting Group, Inc., a global consulting firm, from 2023 to present
- Member of the board of directors at Fortis, Inc. from January 2025 to present
- Executive Vice President, Customer Transformation and Business Services of CenterPoint Energy, Inc., an energy delivery company, from 2020 to 2023
- Chief Customer Officer, US Energy and Utilities, of National Grid US, an energy delivery company, from 2019 to 2020
- Senior Vice President and Chief Customer Officer, Utility and Commercial Businesses, from 2014 to 2019 and Division Vice President, Customer Services, from 2009 to 2014, at CenterPoint Energy
- Various management positions at Ricoh Americas Corporation, from 2004 to 2009, Reliant retail energy, from 2001 to 2004, Allen Knight Inc., from 2000 to 2001, and Verizon, from 1992 to 2000

Skills & Qualifications:

Mr. Knight brings to our Board a strong background in sales, brand, marketing and customer experience in both business-to-business and business-to-customer environments in retail energy and utilities. Mr. Knight also brings executive leadership in large-scale enterprise information technology, digital transformation and cyber security.



MICHAEL T. SPEETZEN

Chief Executive Officer, Polaris Inc.

Independent
Age: 56
Director Since: 2018
Committees: Audit and Finance (Chair)

Other Current Public Board Service:

Polaris Inc. (2021–present)

Biography:

- Chief Executive Officer and a member of the board of directors of Polaris Inc., a global powersports leader with a product line-up that includes side-by-side and all-terrain off-road vehicles, motorcycles, boats, and snowmobiles, from 2021 to present
- Interim Chief Executive Officer, from January to May 2021, and Executive Vice President, Finance and Chief Financial Officer, from 2015 to 2020, prior to his current role at Polaris
- Senior Vice President, Finance and Chief Financial Officer of Xylem Inc., a leading global water technology equipment and service provider, from 2011 to 2015
- Vice President and Chief Financial Officer of ITT Fluid and Motion Control, from 2009 to 2011, Chief Financial Officer for the StandardAero division of the private equity firm Dubai Aerospace Enterprise Ltd., from 2007 to 2009, and various positions of increasing responsibility in the finance functions at Honeywell International Inc. and General Electric Company, prior to joining Xylem

Skills & Qualifications:

Mr. Speetzen brings to our Board extensive financial experience as well as knowledge of global markets, transacting international business, and broad managerial and operational experience.



JOHN L. STAUCH

President and Chief Executive Officer, Pentair plc

Age: 61
Director Since: 2018

Other Current Public Board Service:

Deluxe Corporation (2016–present)

Biography:

- President and Chief Executive Officer of Pentair plc, from 2018 to present, having previously served as Chief Financial Officer of Pentair, from 2007 to 2018
- Chief Financial Officer of the Automation and Control Systems unit of Honeywell International Inc., from 2005 to 2007
- Chief Financial Officer and Information Technology Director of PerkinElmer Optoelectronics and various executive, investor relations and managerial finance positions within Honeywell and its predecessor, AlliedSignal Inc., from 1994 to 2005
- Director of Deluxe Corporation, from 2016 to present, where he is currently chair of the audit and finance committee and a member of the corporate governance committee

Skills & Qualifications:

Mr. Stauch brings to our Board extensive knowledge of Pentair as our President and Chief Executive Officer and former Chief Financial Officer and extensive experience as a financial executive with many aspects of public company strategy and operations.



BILLIE I. WILLIAMSON

Retired Senior Assurance Partner, Ernst & Young LLP

Independent
Age: 73
Director Since: 2014
Committees:
Governance (Chair)
Compensation

Other Current Public Board Service:

Cricut Inc. (2021–present)

Cushman & Wakefield plc (2018–present)

Biography:

- Over 32 years of experience auditing public companies as an employee and partner of Ernst & Young LLP, from 1974 to 1993 and 1998 to 2011
- Member of the board of directors of Cricut Inc. from 2021 to present
- Member of the board of directors of Cushman & Wakefield from 2018 to present
- Senior Assurance Partner at Ernst & Young from 1998 to 2011
- Senior Vice President, Finance and Corporate Controller at Marriott International, Inc. from 1996 to 1998
- Chief Financial Officer at AMX Corporation from 1993 to 1996
- Served as Ernst & Young's Americas Inclusiveness Officer, a member of its Americas Executive Board, which functions as the board of directors for Ernst & Young dealing with strategic and operational matters, and a member of the Ernst & Young U.S. Executive Board responsible for partnership matters for the firm
- Member of the boards of directors of Kraton Corporation from 2018 to 2022, XL Group Ltd., in 2018, CSRA Inc., from 2015 to 2018, Janus Capital Group Inc., from 2015 to 2017, Exelis Inc., from 2012 to 2015, and Annie's Inc., from 2012 to 2014

Skills & Qualifications:

Ms. Williamson brings to our Board extensive financial and accounting knowledge and experience, including her service as a principal financial officer and an independent auditor to numerous Fortune 250 companies and her professional training and standing as a Certified Public Accountant, as well as her broad experience with SEC reporting and governance matters.

Director Independence

The Board, based on the recommendation of the Governance Committee, determines the independence of each director based upon the New York Stock Exchange ("NYSE") listing standards and the categorical standards of independence included in our Corporate Governance Principles. Based on these standards, the Board has affirmatively determined that all of our non-employee directors (i.e., Mses. Abutaleb, Barra, Doi, and Williamson and Messrs. Glenn, Harris, Jones, Knight, and Speetzen) are independent and have no material relationship with us (including our directors and officers) that would interfere with their exercise of independent judgment. Mr. Stauch, our President and Chief Executive Officer, is the only director who is not independent.

9/10 DIRECTORS ARE INDEPENDENT	All Board committees are comprised solely of independent directors

In determining independence, our Board and Governance Committee consider, among other things, circumstances where a director serves as an employee of another company that is a customer or supplier. The Board and Governance Committee have reviewed each of the relationships set forth below. In every case, the relationship involves sales to, or purchases from, the other company that for 2025, were (a) less than the greater of $1 million or 2% of that organization's consolidated gross revenues during 2025; and (b) not of an amount or nature that impeded the director's exercise of independent judgment.

Director	Relationship(s) Considered
Mr. Speetzen	Chief Executive Officer, Polaris Inc.

Shareholder Recommendations, Nominations and Proxy Access

Our Corporate Governance Principles provide that the Governance Committee will consider persons properly recommended by shareholders to become nominees for election as directors in accordance with the criteria described above under "Director Qualifications, Skills and Expertise." Recommendations for consideration by the Governance Committee, together with appropriate biographical information concerning each proposed nominee, should be sent in writing to c/o Corporate Secretary, Pentair plc, Regal House, 70 London Road, Twickenham, London, TW1 3QS, United Kingdom.

Our Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election as directors in connection with an Annual General Meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association and submitted within the timing requirements set forth in the Articles of Association. See "Shareholder Proposals and Nominations for the 2027 Annual General Meeting of Shareholders" below for more information.

In addition, eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions in our Articles of Association. All such nominations must be accompanied by certain background and other information specified in our Articles of Association and submitted within the timing requirements set forth in our Articles of Association. See "Shareholder Proposals and Nominations for the 2027 Annual General Meeting of Shareholders" below for more information.

Sustainability Overview

We are focused on creating a better world for people and the planet through smart, sustainable water solutions. We are committed to continue building on our Win Right values and culture by contributing to the development of a sustainable and responsible society that we believe will help drive our future growth.

ENVIRONMENT	We are focused on strategic targets associated with restoration of water volume withdrawn by Pentair manufacturing sites in high-water-stress areas annually, reducing our baseline greenhouse gas emissions and assessing new products against our sustainability scorecard.
PEOPLE	We are focused on enhancing our efforts to engage our suppliers, customers and employees. We partner with our suppliers to build a more sustainable supply chain, including through our supplier code of conduct. We are also focused on continuing our employee engagement efforts. We also remain committed to providing a safe and inclusive workplace for all our employees.

For more information on our sustainability efforts, please visit the Sustainability page of our website, where our reports on sustainability and corporate responsibility are located. This information and the reports are not incorporated by reference herein and do not constitute a part of this Proxy Statement.

Sustainability Governance

Our Board oversees our environmental, social and governance strategies, including sustainability strategic targets, communications, and risks. In addition, the Governance Committee oversees our sustainability strategy and risks, including business sustainability risks.

Our Vice President of Sustainability leads Pentair's sustainability programs and reports to our Chief Strategy, Innovation and Digital Officer. Regular updates on our sustainability program are provided to the Governance Committee, and at least annually to the full Board.

Under the leadership of our Vice President of Sustainability, we have a team of professionals dedicated to executing our sustainability strategy and managing sustainability policies, programs, initiatives and reporting. Cross functional leaders work with our dedicated sustainability team to integrate sustainability into their functions and businesses and drive a sustainability culture.

Through our enterprise risk management and business risk review process, we assess severe weather and climate risks across our portfolio. Our risk assessments provide us with insights for determining applicable management and mitigation measures so that we can take appropriate preventative steps to improve and promote business resiliency and continuity for our operations and our customers. We have internal audit and third-party assurance processes to assess our procedures.

Our efforts center around our culture of Winning Right, which includes focusing on compliance and continuing to prioritize providing a safe environment for our employees.

Corporate Governance

Board Structure and Processes

We and our Board are committed to the highest standards of corporate governance and ethics. As part of this commitment, the Board has adopted a set of Corporate Governance Principles that sets forth our policies on:

- selection and composition of the Board;
- Board leadership;
- Board performance;
- responsibilities of the Board;
- the Board's relationship to senior management;
- meeting procedures;
- Board committee matters; and
- succession planning and leadership development.

The Board regularly reviews and, if appropriate, revises the Corporate Governance Principles and other governance documents, including the charters of its Audit and Finance, Compensation, and Governance committees, in accordance with rules of the Securities and Exchange Commission ("SEC"), the NYSE and Irish law.

Copies of these documents are available on our website at https://www.pentair.com/en-us/about-pentair/corporate-governance.html.

Board Leadership Structure

We do not have a policy requiring the positions of Chair of the Board and Chief Executive Officer to be held by different persons. Rather, the Board has the discretion to determine whether the positions should be combined or separated. Since 2018, the positions of Chief Executive Officer and Chair of the Board have been separated. The Board considers this leadership structure each year and continues to believe that it remains appropriate for our company to serve our shareholders by allowing our Chief Executive Officer to focus on business operations.

Mr. Stauch is our Chief Executive Officer, and Mr. Jones, an independent member of the Board, currently serves as Chair of the Board. Upon completion of the Annual General Meeting, Mr. Glenn, an independent member of the Board, will serve as Chair of the Board. The role of the Chair is to provide independent leadership to the Board, act as liaison between and among the non-employee directors and our company, and seek to ensure that the Board operates independently of management.



T. MICHAEL GLENN

Chair of the Board*

* Upon completion of the Annual General Meeting, Mr. Glenn will serve as Chair of the Board.

The Chair's principal responsibilities include:

- leading meetings of the Board;
- presiding over all executive sessions of the Board;
- in conjunction with the Chair of the Compensation Committee, reporting to the Chief Executive Officer on the Board's annual review of his performance;
- approving the agenda for Board meetings, including scheduling to assure sufficient time for discussion of all agenda items;
- in conjunction with the Committee Chairs, ensuring an appropriate flow of information to the Board;
- holding one-on-one discussions with individual directors when requested by directors or the Board; and
- carrying out other duties as requested by the Board.

Committees of the Board

The Board has three standing committees comprised solely of independent directors: the Audit and Finance Committee, the Compensation Committee, and the Governance Committee. The committee members also meet in executive session without management present at each regularly scheduled meeting.

The information below reflects the number of meetings of the Board and each committee held during fiscal year 2025. The information below regarding committee membership lists the current members.

6 Meetings of the Board of Directors		
8 Meetings of the Audit and Finance Committee	4 Meetings of the Compensation Committee	4 Meetings of the Governance Committee

Audit and Finance Committee

Role:	▶ Responsible for, among other things, assisting the Board with oversight of our accounting and financial reporting processes, oversight of our financing strategy, investment policies and financial condition, and audits of our financial statements. These responsibilities include the integrity of the financial statements, compliance with legal and regulatory requirements, the independence and qualifications of our external auditor and the performance of our internal audit function and of the external auditor. ▶ Meets periodically with management to review and oversee risk exposures related to information security, cyber security and data protection, and the steps management has taken to monitor and control such exposures. ▶ Reviews and discusses disclosure of non-GAAP measures. ▶ Directly responsible for the appointment, compensation, evaluation, terms of engagement (including retention and termination), and oversight of the independent registered public accounting firm. ▶ Discusses with the independent auditor any critical audit matters. ▶ Holds meetings regularly with our independent and internal auditors, the Board, and management to review and monitor the adequacy and effectiveness of reporting, internal controls, risk assessment and compliance with our Code of Business Conduct and Ethics and other policies.
Members:	Michael T. Speetzen (Chair), Mona Abutaleb Stephenson, Melissa Barra, Tracey C. Doi, and Gregory E. Knight. Upon completion of the Annual General Meeting, Ms. Abutaleb will leave the Audit and Finance Committee. All members have been determined to be independent under SEC and NYSE rules.
Report:	You can find the Audit and Finance Committee Report under "Audit and Finance Committee Report."
Financial Experts:	The Board has determined that all members of the Committee are financially literate under NYSE rules and that Ms. Doi and Mr. Speetzen qualify as "audit committee financial experts" under SEC standards.

Compensation Committee

Role:	▶ Approves, amends and administers the policies that govern executive compensation. This includes establishing and reviewing executive base salaries and administering cash bonus and equity-based compensation under the Pentair plc 2020 Share and Incentive Plan (the "2020 Plan"). ▶ Sets the Chief Executive Officer's compensation in conjunction with the Board's annual evaluation of his performance. ▶ Has engaged Aon Consulting, a human resources consulting firm, to aid the Committee in its annual review of our executive compensation program for continuing appropriateness and reasonableness and to make recommendations regarding executive officer compensation levels and structures. In reviewing our executive compensation program, the Committee also considers other sources to evaluate external market, industry and peer-company practices. *Information regarding the independence of Aon Consulting is included under the "Compensation Discussion and Analysis — Compensation Consultant" section of this Proxy Statement. A more complete description of the Committee's practices can be found under the "Compensation Discussion and Analysis" section of this Proxy Statement under the headings "Comparative Framework" and "Compensation Consultant."*
Members:	T. Michael Glenn (Chair), Theodore L. Harris, David A. Jones, and Billie I. Williamson. The term of Mr. Jones as a Director will expire at the Annual General Meeting and he will no longer serve as a member of the Compensation Committee upon completion of the Annual General Meeting. Upon the completion of the Annual General Meeting, Ms. Abutaleb will join the Compensation Committee and Mr. Harris will become Chair of the Compensation Committee. All current and proposed members have been determined to be independent under SEC and NYSE rules.
Report:	You can find the Compensation Committee Report under the "Compensation Committee Report" section of this Proxy Statement.

Governance Committee

Role:	▶ Responsible for, among other things, identifying individuals suited to become directors and recommending nominees to the Board for election at Annual General Meetings. ▶ Monitors developments in director compensation and, as appropriate, recommends changes in director compensation to the Board. ▶ Responsible for reviewing annually, and recommending to the Board, changes to our Corporate Governance Principles and administering the annual Board and Board committee self-assessments. ▶ Oversees public policy matters and compliance with our Code of Business Conduct and Ethics and other policies. ▶ Oversees the sustainability of the Company's business operations and practices regarding environmental, social and political matters.
Members:	Billie I. Williamson (Chair), T. Michael Glenn, Theodore L. Harris, and David A. Jones. The term of Mr. Jones as a Director will expire at the Annual General Meeting and he will no longer serve as a member of the Governance Committee upon completion of the Annual General Meeting. Upon the completion of the Annual General Meeting, Ms. Abutaleb will join the Governance Committee. All members have been determined to be independent under NYSE rules.

Attendance at Meetings

Members of the Board are expected to attend all scheduled meetings of the Board and the committees on which they serve and all Annual and Extraordinary General Meetings of Shareholders. In 2025, all current directors attended 100% of the meetings of the Board and meetings of the committees on which they served. In each regularly scheduled Board meeting, the independent directors also met in executive session, without the Chief Executive Officer or other members of management present. All of the current directors who were then-serving attended the 2025 Annual General Meeting in person.

Board and Committee Self-Assessments

The Board annually conducts a self-assessment of the Board and each committee in addition to verbal assessments conducted at the end of Board and committee meetings. In 2025, the annual assessment process consisted of individual meetings between the Chair and each director to discuss his or her assessment of the Board, and a written evaluation of the Board and each committee by its members comprising both quantitative scoring and narrative comments on a range of topics, including:

Self-Assessment Topics

- Composition and structure of the Board
- Type and frequency of communications and information provided to the Board and the committees
- Board effectiveness in carrying out its functions and responsibilities
- Effectiveness of the committee structure
- Director preparation and participation in meetings
- Value and culture displayed by directors

The written evaluation responses were compiled by a third party. The committees' evaluation results were shared with the committee Chairs who each led a discussion of the assessment at the following regular committee or Board meeting.

The results of the written Board evaluations were shared with the Chair of the Board and Governance Committee Chair who led a discussion of the assessment at the following Board meeting.

Board Education

Board education is an ongoing, year-round process, which begins when a director joins our Board. Upon joining our Board, new directors are provided with a comprehensive orientation to our company, including our business, strategy and governance. For example, new directors typically participate in one-on-one introductory meetings with our senior business and functional leaders. On an ongoing basis, directors receive presentations on a variety of topics related to their work on the Board and within the industry, both from senior management and from experts outside of our company. Directors may also enroll in continuing education programs sponsored by third parties at our expense.

The Board's Role and Responsibilities

Oversight of Risks

The Board is responsible for general oversight of our risk management. The Board focuses on the most significant and material risks facing us and helps to ensure management develops and implements controls and appropriate risk mitigation strategies. At the direction of the Board, we have instituted an enterprise-wide risk management process that identifies potential exposure to risks that arise in the course of our business. The Board as a whole, and not a separate committee, oversees our enterprise risk management process in order to leverage the diversity of skills, qualifications, experiences, perspectives and backgrounds of our directors in addressing the risks our business may encounter.

Each of our Board committees has historically focused, and continues to focus, on specific risks within its respective area of responsibility and regularly reports to the full Board. The Board also tracks emerging risks, including risks associated with the emergence of AI. Risks associated with AI and our AI governance program are overseen by the full Board, and the Board receives updates on this topic, including AI governance, at least annually from our Executive Vice President, Chief Information Officer and Chief Information Security Officer. The Board uses our enterprise-wide risk management system as a key tool for understanding the risks facing us, as well as assessing whether management's processes, procedures and practices for mitigating those risks are effective. Our General Counsel is the primary person responsible to the Board in the planning, assessment and reporting of our risk profile and this risk management system. The Board reviews and discusses an assessment of, and a report on, our risk profile on a regular basis, including reports on strategic, operational, financial, talent, technology and information technology, including cybersecurity risk , legal and compliance risks, and AI risks as described above. We believe that our leadership structure supports the Board's risk oversight function. There is open communication between management and the Board, and all directors are involved in the risk oversight function. The general risk oversight functions among the Board and its Committee are set forth below. For more detail on the specific oversight and responsibilities of each Committee, see pages 20-21.

Board of Directors

- General oversight of risk management
- Oversight of enterprise risk management process
- Assessment of management's processes, procedures and practices

Audit and Finance Committee

- Accounting and financial controls
- Financial statement integrity
- Financial risk exposures
- Tax policy and compliance
- Information security, cyber security and data protection
- Other financial-related compliance matters

Compensation Committee

- Risks related to compensation programs
- Risks related to compensation policies

Governance Committee

- Risks related to corporate governance structure and processes (including director qualifications and independence)
- Code of Business Conduct and Ethics
- Other corporate-related compliance matters, including health and safety issues
- Business sustainability risks, including environmental, social and political matters

Management

- Assessment and oversight of potential risks
- Development and implementation of controls and risk mitigation strategies
- Administration of enterprise-wide risk management system

Representative Risks Covered

- Strategic
- Operational
- Financial
- Talent
- Technology and Information technology, including AI
- Legal and regulatory compliance

Oversight of Strategy

At least once per year, the Board and senior management engage in an in-depth strategic review of our company's outlook and strategy, which is designed to create long-term shareholder value and serves as the foundation upon which goals are established. Throughout the year, the Board reviews our strategy and monitors management's progress against such goals.

- Holds annual strategy review, including presentations from, and engagement with, Company senior management
- Routinely engages with senior management on critical business matters tied to Company strategy
- Regularly meets with broad spectrum of senior leaders to assess talent pipeline

Oversight of Succession Planning

The Board views its role in succession planning and talent development as a key responsibility. At least once per year, usually as part of the annual talent review process, the Board discusses and reviews the succession plans for the Chief Executive Officer position and other executive officers and key contributors. The Board becomes familiar with potential successors for key management positions through various means, including annual talent reviews, presentations to the Board and communications outside of meetings. Our succession planning process is an organization-wide practice designed to proactively identify, develop and retain the leadership talent that is critical for our future business success.

Other Governance Policies and Practices

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics ("Code of Conduct") that applies to all of our employees, contractors, directors and executive officers, including our Chief Executive Officer and senior financial officers. Pentair's Code of Conduct requires employees to act with the highest levels of ethics and integrity and to treat others in a fair and equitable manner.

A copy of our Code of Conduct is available on our website at https://www.pentair.com/en-us/about-pentair/corporate-governance.html.

Insider Trading Policy, Including Prohibiting Hedging and Pledging Policies

Our Board has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of Pentair securities by our directors, officers, employees and the Company itself that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulation, and the exchange listing standards applicable to the Company. The policy prohibits buying or selling Pentair securities while aware of material non-public information about our Company and from disclosing ("tipping") such information to others, except in limited circumstances described in the policy. The policy also includes information on trading windows and pre-clearance requirements to facilitate compliance with these general prohibitions.

In addition, the policy prohibits our executive officers, directors and other employees from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Pentair securities. Prohibited transactions include transactions in puts, calls, cashless collars, options (other than options issued by Pentair to acquire Pentair securities), short sales and similar rights and obligations. This restriction applies to all Pentair securities owned directly or indirectly by the individual, including Pentair securities owned by their family members and their respective designees. Nothing in our policy precludes an executive officer, director or employee, or their designees, from engaging in general portfolio diversification or investing in broad-based index funds. In addition, our executive officers, directors and other employees, as well as their family members, are prohibited from holding Pentair securities in a margin account or otherwise pledging Pentair securities as collateral for a loan.

Our Insider Trading Policy is filed as an exhibit to our 2025 Annual Report on Form 10-K.

Policies and Procedures Regarding Related Person Transactions

Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- a "related person" means any of our directors, executive officers or 5% shareholders or any of their immediate family members; and
- a "related person transaction" generally is a transaction with us in which a related person has a direct or indirect material interest and the amount will, or may reasonably be expected to, exceed $120,000 in any fiscal year.

Potential related person transactions must be disclosed and brought to the attention of the Governance Committee directly or to the General Counsel for transmission to the Governance Committee. The Governance Committee will review all related person transactions and either approve or disapprove of the entry into the related person transaction, which will occur in advance of entry into the related person transaction whenever reasonably possible. In determining whether to approve a related person transaction, the Governance Committee will consider the following factors, among others, to the extent deemed relevant by the Governance Committee:

- the nature and extent of the related person's interest in the transaction;
- whether the terms of the related person transaction are fair to us and on terms at least as favorable as would apply if the other party had no affiliation with any of our directors, executive officers or 5% shareholders;
- whether there are demonstrable business reasons for us to enter into the related person transaction;
- whether the related person transaction could impair the independence of a director under our Corporate Governance Principles' standards for director independence;
- whether the related person transaction would present an improper conflict of interest for any of our directors or executive officers, taking into account the size of the transaction and the overall financial position of the director or executive officer; and
- the direct or indirect nature of the interest of the director or executive officer in the transaction, the ongoing nature of the relationship and any other factors the Governance Committee deems relevant.

The Governance Committee will not approve nor ratify any related person transaction that is inconsistent with our interests or those of our shareholders.

We had no related person transactions during 2025. To our knowledge, no related person transactions are currently proposed.

Director Commitments

Our directors are encouraged to limit the number of other boards of directors on which they serve in order to permit more effective participation. Our Corporate Governance Principles provide that a director who serves as an executive officer of a public company is limited to two public company boards of directors, consisting of the director's employer's board and our Board; and four public company boards (including our Board) for directors who do not serve as public company executive officers. In each case, the Board may approve an exception to the overboarding policy.

Director Compensation

The Governance Committee annually reviews the compensation of our non-employee directors and makes recommendations to the Board. Our independent directors approve our director compensation.

We use a combination of cash and equity-based incentive compensation to attract and retain qualified directors. Compensation of our directors reflects our belief that a significant portion of directors' compensation should be tied to long-term growth in shareholder value.

In addition, we provide a Products and Services Program for Directors that is intended to encourage the use and promotion of Pentair's products and service offerings by our directors, and for our directors to have first-hand knowledge of our customers' experiences. Directors are eligible for a maximum of $50,000 of products and services annually. We cover sales taxes on the products and services and directors are responsible for paying associated income taxes.

Finally, we also provide a tax equalization payment to non-employee directors on (i) any U.K. taxes that may be due on account of our company's payment of, or reimbursement for, lodging incidental to Board and Board committee meetings, and (ii) reimbursement of fees and expenses in connection with the preparation of U.K. tax returns. In addition, for the purposes of limiting double-taxation on U.K. sourced income, non-employee directors are eligible to receive tax equalization payments if the income taxes owed on U.K. sourced income exceed the income tax rates relative to their countries of residence.

Mr. Stauch, our only employee-director, is not separately compensated for service as a member of the Board.

In December 2024, Aon Consulting reviewed our director compensation with the Governance Committee against the director compensation of our Comparator Group, which is the same compensation benchmarking peer group referenced in the Comparative Framework. Based on this review and the recommendation of the Governance Committee, our independent directors approved the following changes to director compensation effective January 1, 2025:

- Non-employee chair supplemental retainer increased from $175,000 to $180,000; and
- Annual equity grant increased from $160,000 to $165,000.

Director Retainers

The annual retainers for non-employee directors' service on the Board and Board committees during 2025 were as follows:

Director and Board Committee Membership Cash Retainers

	($)
Board Retainer	105,000
Non-Employee Director Chair Supplemental Retainer	180,000

Supplemental Committees Retainers	Chair ($)	Member ($)
Audit and Finance	25,000	13,500
Compensation	20,000	7,500
Governance	20,000	7,500

In December 2025, Aon Consulting again reviewed our director compensation with the Governance Committee based on the director compensation practices of our peer group. Based on this review, our independent directors approved the same level of director compensation for 2026.

Equity Awards

Non-employee directors receive an annual equity grant as a part of their compensation. The full value of the annual equity grant is delivered in the form of restricted stock units. The restricted stock units vest on the first anniversary of the grant date. Each restricted stock unit represents the right to receive one ordinary share upon vesting. The restricted stock units accrue dividend equivalents that will be paid out in ordinary shares if and when the award vests. The annual grant for 2025, as approved by our independent directors based on the recommendation from the Governance Committee, was valued at $165,000 and was granted on January 2, 2025. Based on the review of director compensation by Aon Consulting and the recommendation of the Governance Committee, our independent directors approved an annual grant for 2026 valued at $165,000, which was granted on January 2, 2026.

Stock Ownership Guidelines for Non-Employee Directors

Our Corporate Governance Principles establish that non-employee directors should acquire and hold our company shares or share equivalents at a level of five times the annual board retainer.

Stock Ownership for Non-Employee Directors Serving as of December 31, 2025

	Share Ownership[(1)]	12/31/2025 Market Value ($)[(2)]	Ownership Guideline ($)	Meets Guideline[(3)]
Mona Abutaleb Stephenson	15,272	1,590,426	525,000	Yes
Melissa Barra	6,413	667,850	525,000	Yes
Tracey C. Doi	4,254	443,012	525,000	No
T. Michael Glenn	36,828	3,835,268	525,000	Yes
Theodore L. Harris	16,036	1,669,989	525,000	Yes
David A. Jones	84,770	8,827,948	525,000	Yes
Gregory E. Knight	9,177	955,693	525,000	Yes
Michael T. Speetzen	15,990	1,665,199	525,000	Yes
Billie I. Williamson	22,594	2,352,939	525,000	Yes

(1) The amounts in this column include ordinary shares owned by the director, both directly and indirectly, and unvested restricted stock units.

(2) Based on the closing market price for our ordinary shares on December 31, 2025 of $104.14.

(3) Non-employee directors have five years after their election as a director to meet the stock ownership guidelines. All directors have met or are on track to meet the guidelines.

Director Compensation Table

The table below summarizes the compensation that we paid to non-employee directors for the year ended December 31, 2025.

(a) Name	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)[1]	(d) Option Awards ($)[2]	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Deferred Compensation Earnings ($)	(g) All Other Compensation ($)[3]	(h) Total ($)
Mona Abutaleb Stephenson	118,500	164,957	—	—	—	102,059	385,516
Melissa Barra	118,500	164,957	—	—	—	61,679	345,136
Tracey C. Doi	118,500	164,957	—	—	—	53,376	336,833
T. Michael Glenn	140,000	164,957	—	—	—	167,844	472,801
Theodore L. Harris	120,000	164,957	—	—	—	68,793	353,750
David A. Jones	300,000	164,957	—	—	—	120,990	585,947
Gregory E. Knight	118,500	164,957	—	—	—	62,281	345,738
Michael T. Speetzen	143,500	164,957	—	—	—	68,082	376,539
Billie I. Williamson	140,000	164,957	—	—	—	66,938	371,895

(1) The amounts in column (c) represent the aggregate grant date fair value, computed in accordance with Accounting Standards Codification 718 ("ASC 718"), of restricted stock units granted during 2025. Assumptions used in the calculation of these amounts are included in note 13 to our audited financial statements for the year ended December 31, 2025 included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026. As of December 31, 2025, each then-serving director had the unvested restricted stock units and deferred share units shown in the table below.

Name	Unvested Restricted Stock Units	Deferred Share Units
Mona Abutaleb Stephenson	1,643	—
Melissa Barra	1,643	—
Tracey C. Doi	1,643	—
T. Michael Glenn	1,643	1,977
Theodore L. Harris	1,643	—
David A. Jones	1,643	56,798
Gregory E. Knight	1,643	—
Michael T. Speetzen	1,643	—
Billie I. Williamson	1,643	—

(2) No stock options were granted to our non-employee directors during 2025. As of December 31, 2025, each then-serving non-employee director had the outstanding stock options shown in the table below.

Name	Outstanding Stock Options
Mona Abutaleb Stephenson	—
Melissa Barra	—
Tracey C. Doi	—
T. Michael Glenn	5,244
Theodore L. Harris	—
David A. Jones	5,244
Gregory E. Knight	—
Michael T. Speetzen	—
Billie I. Williamson	—

(3) The amounts in column (g) for 2025 include: (a) amounts representing at least the aggregate incremental cost of the products and services acquired by all directors through Pentair's Products and Services Program for Directors; and (b) tax equalization payments on any U.K. taxes paid on account of our company's payment of, or reimbursement for, (i) lodging expenses incidental to Board and Board committee meetings, (ii) fees and expenses in connection with assistance in the preparation of U.K. tax returns, and (iii) any U.K. tax equalization payment. The directors also occasionally receive personal use of event tickets when such tickets are not being used for business purposes for which we have no aggregate incremental cost.

PROPOSAL 2

Approve, by Nonbinding, Advisory Vote, the Compensation of the Named Executive Officers

The Board recommends a vote **FOR** approval of the compensation of the Named Executive Officers

See discussion beginning on **page 33** for further information about the compensation of the Named Executive Officers

In accordance with Section 14A of the Securities Exchange Act of 1934, the Board is asking the shareholders to approve, by nonbinding, advisory vote, the compensation of the Named Executive Officers disclosed in the sections below titled "Compensation Discussion and Analysis" and "Executive Compensation Tables." We currently hold these votes annually.

Executive compensation is an important matter to the Board and the Compensation Committee and to our shareholders. We have designed our executive compensation program to align executive and shareholder interests by rewarding the achievement of specific annual, long-term, and strategic goals that create long-term shareholder value. We believe that our executive compensation program provides competitive compensation that motivates and rewards executives for achieving financial and strategic objectives, provides rewards commensurate with performance to incentivize the Named Executive Officers to perform at their highest levels, encourages growth and innovation, attracts and retains the Named Executive Officers and other key executives, and aligns our executive compensation with shareholders' interests through the use of equity-based incentive awards.

The Compensation Committee has overseen the development and implementation of our executive compensation program in line with these compensation objectives. The Compensation Committee continuously reviews, evaluates and updates our executive compensation program to ensure that we provide competitive compensation that motivates the Named Executive Officers to perform at their highest levels while increasing long-term value to our shareholders.

As described in detail under "Compensation Discussion and Analysis — Shareholder Outreach," we continued our shareholder outreach on this and other matters in 2025.

These and other actions demonstrate our continued commitment to align executive compensation with shareholders' interests while providing competitive compensation to attract, motivate and retain the Named Executive Officers and other key executives. We will continue to review and adjust our executive compensation program with these goals in mind to ensure the long-term success of our company and generate increased long-term value to our shareholders.

This nonbinding, advisory vote gives you an opportunity to express your views about our executive compensation program. As we further align our executive compensation program with the interests of our shareholders while continuing to retain key talented executives who drive our company's success, we ask that you approve on an advisory basis the compensation of the Named Executive Officers.

The resolution in respect of this Proposal 2 is an ordinary resolution. The text of the resolution with respect to Proposal 2 is as follows:

"**IT IS RESOLVED**, that, on a nonbinding, advisory basis, the compensation of Pentair plc's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying tables and the related disclosures contained in Pentair plc's Proxy Statement is hereby approved."

Each of the Board and the Compensation Committee recommends a vote **FOR** the approval of the compensation of the Named Executive Officers.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management and, based on such review and discussions, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2025.

THE COMPENSATION COMMITTEE

T. Michael Glenn, Chair
Theodore L. Harris
David A. Jones
Billie I. Williamson

Compensation Discussion and Analysis

Named Executive Officers

The Compensation Discussion and Analysis describes the compensation programs in regard to the following named executive officers ("Named Executive Officers") for 2025:

JOHN L. STAUCH	ROBERT P. FISHMAN	JEROME O. PEDRETTI	DE'MON L. WIGGINS	ADRIAN C. CHIU
President and Chief Executive Officer	Former Executive Vice President, Chief Financial Officer*	Executive Vice President and Chief Executive Officer, Pool	Executive Vice President and President, Flow**	Executive Vice President and President, Water Solutions***

* Effective March 1, 2026, Mr. Fishman elected to resign from the role of Executive Vice President, Chief Financial Officer.

** Effective March 1, 2026, Mr. Wiggins' title changed to Executive Vice President and President, Flow and Water Solutions.

*** Effective March 1, 2026, Mr. Chiu's title changed to Executive Vice President and Chief Strategy, Innovation and Digital Officer.

Executive Summary

2025 Highlights and Business Results*

In 2025, we achieved record[1] annual sales, adjusted operating income, adjusted return on sales and adjusted earnings per share. Our adjusted return on sales expanded to a record[1] 25.2%, including a record[1] annual return on sales across each of our Flow, Water Solutions, and Pool segments. Our financial results reflected the tangible impact of our Transformation initiatives and 80/20 approach, which have enabled us to streamline operations, invest in differentiated products, and deliver consistent margin expansion. Further, we reported record[1] free cash flow of $748 million in 2025. Additionally, during 2025, we launched several notable new product innovations including the Xcentric Impeller in our Flow business, PFAS Everpure filtration in our Water Solutions business, the award-winning Manitowoc Ice NEO, and IntelliVibe lights and IntelliChlor Plus in our Pool business. The sale of our commercial services business and the acquisition of Hydra-Stop in 2025 furthered our strategy to focus on higher-growth, higher-margin businesses, which we believe positions us well to lead in the water industry in 2026.

1 Record results refer to results of our continuing operations for the period post the nVent separation from Pentair in 2018.

Summary of 2025 Financial Results*

In 2025, as compared to 2024, we increased our adjusted earnings per share from continuing operations by 13.6% to $4.92. Our sales during 2025 were $4,176.0 million, up 2.3% compared to sales from the prior year. Our adjusted operating income in 2025 grew 9.8% from 2024, to $1,053.5 million for 2025. Our free cash flow from continuing operations was $748.4 million for 2025, an increase of 8.0% from 2024. In addition, we repurchased 2.3 million ordinary shares and increased the cash dividend for the 49th consecutive year, returning a total of $389.3 million to our shareholders during 2025.

* Please see Appendix A for reconciliation of GAAP to non-GAAP financial measures included in this section.

Adjusted EPS

Earnings per diluted share from continuing operations ("EPS") were $3.93 in 2025, compared to $3.74 in 2024. On an adjusted basis, EPS increased 13.6% to $4.92 in 2025, compared to $4.33 in 2024. Adjusted EPS is a key metric in our performance share unit awards, detailed on page 49.

$US


5.00
4.00
3.00
2.00
1.00
0.00
$3.68
$3.75
$4.33
$4.92
2022
2023
2024
2025

10.2%
3-Year CAGR

13.6%
1 Year

Adjusted Operating Income

Operating income in 2025 was $858 million, compared to $804 million in 2024. On an adjusted basis, our adjusted operating income increased 9.8% over the prior year to $1,054 million in 2025 from $959 million in 2024. Adjusted operating income as a percent of sales increased to 25.2% in 2025 from 23.5% in 2024. Adjusted operating income is a key metric in our Management Incentive Plan (the "MIP"), detailed on page 42.

$US Millions


1,100
1,000
900
800
700
600
500
400
300
200
100
0
$768
$855
$959
$1,054
2022
18.6%
2023
20.8%
2024
23.5%
2025
25.2%
% of Sales

11.1%
3-Year CAGR

9.8%
1 Year

Free Cash Flow

Net cash provided by operating activities of continuing operations was $815 million in 2025, compared to $767 million in 2024. Free cash flow from continuing operations was $748 million in 2025, compared to $693 million in 2024. In 2025, we repurchased 2.3 million ordinary shares and increased the cash dividend paid to our shareholders for the 49th consecutive year, returning a total of $389 million to our shareholders. Free cash flow is a key metric in our MIP, detailed on page 42.

$US Millions


800
700
600
500
400
300
200
100
0
$283
$550
$693
$748
2022
2023
2024
2025

38.3%
3-Year CAGR

8.0%
1 Year

Sales

Our sales during 2025 were $4,176 million, an increase of 2.3% compared to $4,083 million in 2024. Revenue, which is the same as sales, is a key metric in our MIP, detailed on page 42.

$US Millions


5,000
4,000
3,000
2,000
1,000
0
$4,122
$4,105
$4,083
$4,176
2022
2023
2024
2025

0.4%
3-Year CAGR

2.3%
1 Year

2025 Compensation Highlights

Elements of Executive Compensation

We provide three elements of direct compensation: base salary, annual incentives and long-term incentives, which are described below. In addition, we provide limited perquisites, and standard retirement and health and welfare benefits. The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Compensation Committee's goals to attract, retain and incentivize talented executives and to align the interests of these executives with those of our long-term shareholders.

Element	Description
Base Salary	▶ Determined based on numerous factors such as: ▪ competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, ▪ as well as the Named Executive Officer's level of responsibility, experience and individual performance.
Annual Incentives	▶ Tied to annual business performance as measured against annual goals established by the Compensation Committee. ▶ Individual targets vary depending on a wide range of factors, including: ▪ competitive conditions for the executive officer's position within the Comparator Group and in the broader employment market, ▪ as well as the executive officer's performance, level of responsibility and experience.
Long-Term Incentives	For 2025, the Compensation Committee approved a mix of long-term incentive awards for the CEO of performance share units at 75% and stock options at 25% of the long-term award value to provide a heightened emphasis for our CEO on compensation elements that are contingent on performance goals and increases in our share price. For the other NEOs, the Compensation Committee maintained the mix of long-term incentive award of performance share units at 50% of the total long-term award value and stock options and restricted stock units each at 25% of the total long-term award value. ▶ **Stock options** — Each stock option has a term of 10 years, with one-third of the options vesting on each of the first, second and third anniversaries of the grant date. ▶ **Restricted stock units** — Each restricted stock unit represents the right to receive one ordinary share upon vesting. The restricted stock units generally vest as to one-third of the restricted stock units on each of the first, second and third anniversaries of the grant date. ▶ **Performance share units** — Each performance share unit represents the right to receive one ordinary share after the end of a three-year performance period if specified performance goals are achieved.

The approximate mix of total target direct compensation based on economic value for 2025 for our Chief Executive Officer and the average of the other Named Executive Officers is shown in the charts that follow.

2025 Target Direct Compensation Mix


CEO
Base Salary
12%
Management Incentive Plan (Annual Incentive)
16%
Performance Share Units
54%
Stock Options
18%


Average of Other NEOs
Base Salary
24%
Management Incentive Plan (Annual Incentive)
20%
Performance Share Units
28%
Stock Options
14%
Restricted Stock Units
14%

Evolution of the Executive Compensation Program

The Compensation Committee reviews annually the effectiveness of our executive compensation program and considers a number of factors, including business results, strategic priorities, shareholder alignment and market practice. As a result of the evolution of our compensation program and changes we have made in response to market dynamics and shareholder feedback, key aspects of our executive compensation program include:

- **CEO:** 75% of the long-term incentive awards is delivered in the form of performance share units;
- **Other NEOs:** 50% of the long-term incentive awards is delivered in the form of performance share units;
- 100% of our annual incentive metrics are tied to financial business objectives and are subject to a performance modifier for achievement against our social responsibility strategic targets; and
- Stock ownership requirements that generally meet or exceed market levels.

Compensation Best Practices

The Compensation Committee focuses on aligning our executive compensation program with Pentair's short-term and long-term objectives while also addressing shareholder feedback and compensation best practices. The table below outlines a number of key features in our executive compensation program.

WHAT WE DO

- ✔ **Annual Shareholder Outreach** to seek input and feedback on executive compensation
- ✔ **Independent Consultant**, hired by, and reporting to, the Compensation Committee and evaluated periodically
- ✔ **Comparator Group ("peer group") evaluated annually**, based on industry and revenue of ~1/2 to 2x our revenue size
- ✔ **Significant CEO pay at risk** (88%); average of 76% for other Named Executive Officers
- ✔ **Stock Ownership Guidelines and Holding Policy** at 6.0x base salary for the CEO and 2.0-3.0x for other executive officers
- ✔ **Clawback Policy** for cancellation or recoupment of time-vesting and performance-vesting equity awards in certain circumstances
- ✔ **Annual Risk-Assessment** of our compensation programs and policies

WHAT WE DON'T DO

- ✖ **No pre-change in control employment agreements** or multi-year compensation commitments with any current executive officers
- ✖ **No single-trigger change in control equity vesting in Key Executive Employment and Severance Agreements ("KEESA")**
- ✖ **No Excise Tax Gross-ups for executive officers**
- ✖ **No individual supplemental executive retirement plans** for newly appointed executive officers
- ✖ **No hedging or pledging** of Pentair equity securities

Our Compensation Philosophy and Objectives

The Compensation Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders' interests. The Compensation Committee seeks to accomplish this objective by rewarding the achievement of specific annual, long-term and strategic goals that create lasting shareholder value.

The Compensation Committee's specific objectives include:

- motivating and rewarding executives for achieving financial and strategic objectives;
- aligning management and shareholder interests by encouraging employee stock ownership;
- providing rewards commensurate with company performance;
- encouraging growth and innovation; and
- attracting and retaining top-quality executives and key employees.

To balance the objectives described above, our executive compensation program uses the following direct compensation elements:

- base salary, to provide fixed compensation competitive in the marketplace;
- annual incentive compensation, to reward short-term performance against specific financial targets; and
- long-term incentive compensation, to link management incentives to long-term value creation and shareholder return.

We also provide standard retirement and health and welfare benefits to attract and retain executives over the longer term. The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals. The majority of compensation is at risk, which encourages our executive officers to focus on our company's long-term success and aligns with the long-term interests of our shareholders.

How Executive Compensation Decisions are Made

Compensation Program and Objectives

The Compensation Committee sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing our annual incentive compensation plans;
- overseeing our long-term equity-based compensation plan;
- approving all annual incentive and long-term, equity-based awards;
- annually evaluating risk considerations associated with our executive compensation program; and
- annually approving all compensation decisions for executive officers, including those for the Named Executive Officers, who are named in the Summary Compensation Table.

The Compensation Committee oversees and evaluates Pentair's executive compensation programs against competitive practices, regulatory developments and corporate governance trends.

The calendar below sets for the customary cadence for the Compensation Committee's annual processes, as it applied to actions taken during 2025:

FEBRUARY	MAY	SEPTEMBER	DECEMBER
▶ Approved 2024 annual incentive payouts and 2025 annual incentive targets ▶ Certified payout of 2022-2024 performance share unit awards ▶ Approved performance share unit targets for the 2025-2027 performance period ▶ Approved Compensation Discussion and Analysis ▶ Approved non-officer long-term incentive allocation ▶ Committee self-assessment	▶ Reviewed results of "say-on-pay" vote ▶ Committee self-assessment	▶ Reviewed compensation program and possible design changes for the upcoming year ▶ Reviewed projected short- and long-term incentive plan results for current year ▶ Reviewed and approved Comparator Group for upcoming year ▶ Compensation Committee education ▶ Reviewed stock ownership guidelines and individual ownership levels ▶ Committee self-assessment	▶ Approved executive officer compensation structures, base salary, MIP target, and equity grants for upcoming year ▶ Finalized performance measures and weights for upcoming performance periods ▶ Reviewed preliminary achievement against short- and long-term targets for current performance periods ▶ Reviewed projected short and long-term incentive plan targets for upcoming performance periods ▶ Reviewed risk assessment of compensation programs ▶ Reviewed Compensation Committee Charter ▶ Annual Committee self-assessment

EVALUATING THE CHIEF EXECUTIVE OFFICER'S PERFORMANCE

As part of the annual performance evaluation, the independent directors on the Board and the Compensation Committee employed a formal process to evaluate Mr. Stauch's performance in the fall of 2025. Each independent director provided an evaluation of Mr. Stauch's performance. The Board Chair and the Compensation Committee Chair discussed the evaluation results with the Compensation Committee and independent directors, and the independent directors reviewed and discussed the evaluation results and Mr. Stauch's compensation in executive session of the Board of Directors meeting. The Board Chair and the Compensation Committee Chair finalized Mr. Stauch's performance assessment and reviewed the assessment results and commentary with Mr. Stauch. The Compensation Committee determined Mr. Stauch's compensation and performance targets for the following year.

Compensation Consultant

The Compensation Committee engages an external compensation consultant to advise the Compensation Committee in implementing and overseeing appropriate compensation programs and policies. The Compensation Committee regularly evaluates the performance of its external compensation consultant and periodically conducts a competitive bid process for the role.

During 2025, the Compensation Committee continued to retain Aon Consulting, an external compensation consultant, to advise the Compensation Committee on executive compensation issues. See "Corporate Governance — Committees of the Board — Compensation Committee." The Compensation Committee evaluated the independence of Aon Consulting itself and its individual representatives who served as the Compensation Committee's consultants based on the factors required by the NYSE. Management has retained Aon plc, the parent company of Aon Consulting to provide insurance brokerage and benefit consulting services to us. For the year ended December 31, 2025, we paid Aon plc approximately $1,061,871 for insurance brokerage and benefit consulting services and Aon Consulting approximately $367,156 for executive and non-employee director compensation consulting. The Compensation Committee concluded, based on the evaluation described above, that the services performed by Aon plc with respect to insurance and benefits administration did not raise a conflict of interest or impair Aon Consulting's ability to provide independent advice regarding executive and non-employee director compensation matters and that Aon Consulting was independent for purposes of the Compensation Committee.

At the direction of the Compensation Committee, Aon Consulting advises the Compensation Committee in implementing and overseeing appropriate compensation programs and policies. As part of this process, Aon Consulting provides the Compensation Committee with comparative market data based on analyses of the practices of the Comparator Group defined below under "Comparative Framework" and relevant survey data.

The comparative market data that Aon Consulting provides addresses the structure of the compensation programs maintained by the Comparator Group companies as well as the amount of compensation they provide. Aon Consulting provides guidance on industry best practices and advises the Compensation Committee in determining appropriate ranges for base salaries, annual incentive compensation and long-term incentive compensation for each senior executive position.

Comparative Framework

In setting compensation for our executive officers, including our Named Executive Officers, the Compensation Committee uses competitive compensation data from an annual total compensation study of selected peer companies and other relevant survey sources to inform its decisions about overall compensation opportunities and specific compensation elements. The Compensation Committee uses multiple reference points when establishing targeted compensation levels. The Compensation Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as company, business unit and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential, and succession planning. All companies in our peer group are:

- publicly-traded on a major exchange;
- similar in business scope and/or operations to our business units and global in nature; and
- range from approximately 1/2 to 2x our revenue size and in the same competitive sectors.

In September of 2024, the Committee approved an updated group of companies used for benchmarking purposes in the prior year (the "Comparator Group") for use in setting target compensation for 2025 for our executive officers, including the Named Executive Officers. The Comparator Group companies had revenues ranging from approximately $2.1 billion to $9.7 billion, with median revenues of approximately $4.3 billion. Added to the peer group were Graco, ITT, Middleby, and Nordson. Removed from the peer group was Enovis.

- Acuity Brands, Inc. (AYI)
- A.O. Smith Corporation (AOS)
- Crane Company (CR)
- Donaldson Company, Inc. (DCI)
- Dover Corporation (DOV)
- Flowserve Corporation (FLS)
- Fortive Corporation (FTV)
- Fortune Brands Innovations, Inc. (FBIN)
- Graco Inc (GGG)
- IDEX Corporation (IEX)
- Ingersoll Rand Inc. (IR)
- ITT Inc (ITT)
- Lennox International Inc. (LII)
- Lincoln Electric Holdings, Inc. (LECO)
- Masco Corporation (MAS)
- Middleby Corp (MIDD)
- Nordson Corp (NDSN)
- Owens Corning (OC)
- Rockwell Automation, Inc. (ROK)
- Snap-on Incorporated (SNA)
- The Timken Company (TKR)
- Valmont Industries, Inc. (VMI)
- Xylem Inc. (XYL)

Shareholder Outreach

The Compensation Committee believes it is important to maintain an open dialogue with our shareholders to gain input on their perspectives regarding our governance and our executive compensation program and to provide clarifying information enabling them to make informed decisions in our annual advisory shareholder vote on the compensation of our executive officers named in our Proxy Statement.

As described in the "Shareholder Engagement" section, in 2025, we maintained our shareholder outreach to gain additional insight, better understand shareholder perspectives, and evaluate any concerns regarding our executive compensation program.

The support of our shareholders for our executive compensation program was again reflected in the results of the say on pay vote at the 2025 Annual General Meeting, with 83.6% of votes cast in favor of our proposal.

Shareholder feedback is an important factor in how we approach and evaluate our executive compensation program. Consistent with the strong vote of shareholder approval, and support from our shareholders, we did not make any material changes to our compensation programs in 2025 in response to the say on pay vote. However, for 2026, we added a third metric, revenue, to our long-term incentive plan measures. We expect to carry forward the following general themes:

- Current executive compensation programs viewed positively and reflect balanced market practices with alignment to Pentair's strategic objectives.
- Our executive compensation program demonstrates a pay-for-performance linkage and shareholder alignment, and is appropriately incentive-based, balancing annual and long-term performance.
- Our annual incentive plan measures of income, revenue, and free cash flow, and long-term incentive plan measures of adjusted EPS, ROIC and, beginning in 2026, revenue, are aligned with shareholder interests.

Additionally, consistent with previous feedback from shareholders, we incorporated a modifier for our social responsibility strategic targets in the annual incentive plan for executive officers, designed to recognize achievement well above or well below overall expected progress.

Elements and Payouts of 2025 NEO Compensation

2025 Compensation Program Elements

Our NEO Compensation has Four Principal Components:

1. BASE SALARY
2. ANNUAL INCENTIVE COMPENSATION
3. LONG-TERM INCENTIVE COMPENSATION
4. ADDITIONAL BENEFITS AND PERQUISITES

1 Base Salary

Purpose

We provide each Named Executive Officer with a fixed base salary to be competitive in the marketplace.

How We Set Salary

In setting base salaries, the Compensation Committee generally references comparable positions at peer companies based on available market data, which includes published survey data and proxy statement data for our Comparator Group. The Compensation Committee considers compensation at comparable companies but does not set base salaries based on a particular peer group benchmark or any single factor.

Base salaries for the Named Executive Officers are determined by the Compensation Committee based on numerous factors such as competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's level of responsibility, experience and individual performance.

Changes from 2024

In December 2024, the Compensation Committee undertook its annual review of base salaries for executive officers in accordance with its normal procedures. Following a review with Aon Consulting, the Compensation Committee approved annual salary increases ranging from 2.3% to 9.1%. Increases became effective January 1, 2025, as set forth in the table below.

2025 Base Salary

	2025 Base Salary ($)	2024 Base Salary ($)	Increase From 2024 to 2025
John L. Stauch	1,160,000	1,115,000	4.0%
Robert P. Fishman	745,000	725,000	2.8%
Jerome O. Pedretti	675,000	660,000	2.3%
De'Mon L. Wiggins	600,000	550,000	9.1%
Adrian C. Chiu	600,000	550,000	9.1%

2 Annual Incentive Compensation

Purpose

To provide competitive compensation to attract and retain top talent while linking pay to annual performance, we pay a portion of our executives' cash compensation as incentive compensation tied to annual business performance as measured against annual goals established by the Compensation Committee. In 2025, we provided a cash annual incentive compensation opportunity to each of our executive officers, including the Named Executive Officers, under our Management Incentive Plan.

How We Set Award Values

The Compensation Committee determines a percentage of each executive officer's base salary as a targeted level of incentive compensation opportunity under the MIP, based on the Compensation Committee's review of Aon Consulting's recommendations, relevant survey data, and in the case of executive officers other than the Chief Executive Officer, the recommendations of the Chief Executive Officer. The Compensation Committee generally sets each executive officer's target incentive compensation opportunity taking into consideration the Comparator Group's target payouts but does not set target incentive compensation opportunities based on a particular peer group benchmark or any single factor.

The actual target incentive compensation opportunity set by the Compensation Committee for each executive officer varies depending on a wide range of factors, including competitive conditions for the executive officer's position within the Comparator Group and in the broader employment market, as well as the executive officer's performance, level of responsibility and experience. An executive officer's base salary multiplied by the incentive compensation opportunity percentage establishes the target incentive compensation for which the executive officer is eligible.

Company-wide (Stauch and Fishman)

Pentair Adjusted Operating Income (50% weight) + Pentair Revenue (30% weight) + Pentair Cash Flow (20% weight) (0-200%)*	x	Target Award Amount ($)	x	Sustainability Modifier (+/- 10%)	=	Annual Incentive Award

Pool (Pedretti)

Pool Income (40% weight) + Pool Revenue (20% weight) + Pentair Free Cash Flow (20% weight) + Pentair Adjusted Operating Income (20% weight) (0-200%)*	x	Target Award Amount ($)	x	Sustainability Modifier (+/- 10%)	=	Annual Incentive Award

Flow (Wiggins)

Flow Income (40% weight) + Flow Revenue (20% weight) + Pentair Free Cash Flow (20% weight) + Pentair Adjusted Operating Income (20% weight) (0-200%)*	x	Target Award Amount ($)	x	Sustainability Modifier (+/- 10%)	=	Annual Incentive Award

Water Solutions (Chiu)

Water Solutions Income (40% weight) + Water Solutions Revenue (20% weight) + Pentair Free Cash Flow (20% weight) + Pentair Adjusted Operating Income (20% weight) (0-200%)*	x	Target Award Amount ($)	x	Sustainability Modifier (+/- 10%)	=	Annual Incentive Award

* For each measure, threshold performance is required for any payout; payouts begin at 50% of target.

Changes from 2024

In December 2024, the Compensation Committee undertook its annual review of targeted levels of incentive compensation opportunities and determined to maintain the same levels for 2025, when expressed as a percentage of base salary, from the prior year for our Named Executive Officers.

2025 Annual Incentive Award Compensation Targets

The Named Executive Officers' incentive compensation targets as a percentage of salary and as a dollar amount were as follows:

	Target as % of Salary	Target ($)
John L. Stauch	135%	1,566,000
Robert P. Fishman	100%	745,000
Jerome O. Pedretti	80%	540,000
De'Mon L. Wiggins	80%	480,000
Adrian C. Chiu	80%	480,000

How We Establish Performance Metrics and Measures

For the 2025 MIP, the Compensation Committee established threshold, target and maximum performance targets that were generally based on our annual operating plan, taking into account the prior year's results, including a revenue target that, although lower than the revenue target for the 2024 MIP, represented a targeted increase over actual 2024 revenue. The following measures applied to our Named Executive Officers except Mr. Pedretti, Mr. Wiggins and Mr. Chiu: adjusted operating income, revenue, and free cash flow, each measured with respect to Company-wide performance. For Mr. Pedretti, the income and revenue performance goals were specific to the Pool segment, for which he had primary responsibility, as well as Company-wide adjusted operating income and free cash flow performance. For Mr. Wiggins, the income and revenue performance goals were specific to the Flow segment, for which he had primary responsibility, as well as Company-wide adjusted operating income and free cash flow performance. For Mr. Chiu, the income and revenue performance goals were specific to the Water Solutions segment, for which he had primary responsibility, as well as Company-wide adjusted operating income and free cash flow performance.

When establishing the 2025 MIP design, the Compensation Committee approved a component addressing progress towards our three sustainability strategic targets in the form of a potential modifier to the final MIP financial calculation for executive officers. As we achieved several of our social responsibility targets at the end of 2024, we reset these targets in early 2025 to focus on three key strategic targets moving forward: water stewardship, greenhouse gas emissions reduction, and product design for sustainability, see page 48 for more information. In connection with determining the final MIP payout, the Compensation Committee evaluates the Company's progress against each of these three targets to determine whether the modifier will be applied. This modifier may be applied to the MIP payout to increase or decrease such payout by up to 10%. Making progress toward our strategic targets is a baseline expectation. Increasing or decreasing the payout determined by the financial targets will only be for achievement well above or below overall expected progress against our three strategic targets. Threshold performance of financial targets must be met before any sustainability modifier can be applied. In addition, the maximum payout for MIP is 200% of target, regardless of performance on our sustainability strategic targets. The Compensation Committee believes this approach reflects the Company's commitment to sustainability as a baseline expectation.

2025 Annual Incentive Performance Measures and Results

2025 performance goals that applied to each of our Named Executive Officers, as well as the weight assigned to each performance goal, and the corresponding payout levels, are set forth below.

Company-wide (Stauch and Fishman)

Financial Performance Measure	Weight	Threshold[1] (50% payout)	Target (100% payout)	Maximum (200% payout)	Payout %	Weighted Payout %
Pentair Adjusted Operating Income[2]	50%	$938M	$1,042M Actual: $1,054M	$1,146M	111.1%	**55.5%**
Pentair Revenue	30%	$3,758M	$4,175M Actual: $4,176M	$4,593M	100.3%	**30.1%**
Pentair Free Cash Flow[2]	20%	$616M	$725M Actual: $748M	$834M	121.4%	**24.3%**
Total	100%					**109.9%**
Sustainability Modifier	+/- 10% modifier				No modifier applied	**100%**

Pool Segment (Pedretti)

Financial Performance Measure	Weight	Threshold[1] (50% payout)	Target (100% payout)	Maximum (200% payout)	Actual	Payout %	Weighted Payout %
Pool Income[3]	40%	$467M	$519M	$571M	$527M	115.6%	**46.3%**
Pool Revenue[3]	20%	$1,365M	$1,517M	$1,669M	$1,559	127.5%	**25.5%**
Pentair Free Cash Flow[2]	20%	$616M	$725M	$834M	$748M	121.4%	**24.3%**
Pentair Adjusted Operating Income[2]	20%	$938M	$1,042M	$1,146M	$1,054M	111.1%	**22.2%**
Total	100%						**118.3%**
Sustainability Modifier	+/- 10% modifier					No modifier applied	**100%**

Flow Segment (Wiggins)

Financial Performance Measure	Weight	Threshold[1] (50% payout)	Target (100% payout)	Maximum (200% payout)		Payout %	Weighted Payout %
Flow Income[3]	40%	$308M	$342M	$376M	Actual: $362M	159.1%	**63.6%**
Flow Revenue[3]	20%	$1,369M	$1,521M	$1,673M	Actual: $1,554M	121.5%	**24.3%**
Pentair Free Cash Flow[2]	20%	$616M	$725M	$834M	Actual: $748M	121.4%	**24.3%**
Pentair Adjusted Operating Income[2]	20%	$938M	$1,042M	$1,146M	Actual: $1,054M	111.1%	**22.2%**
Total	100%						**134.4%**
Sustainability Modifier	+/- 10% modifier					No modifier applied	**100%**

Water Solutions (Chiu)

Financial Performance Measure	Weight	Threshold[1] (50% payout)	Target (100% payout)	Maximum (200% payout)	Actual	Payout %	Weighted Payout %
Water Solutions Income[3]	40%	$238M	$264M	$290M	$254M	80.6%	**32.3%**
Water Solutions Revenue[3]	20%	$1,022M	$1,135M	$1,249M	$1,062M	67.7%	**13.5%**
Pentair Free Cash Flow[2]	20%	$616M	$725M	$834M	$748M	121.4%	**24.3%**
Pentair Adjusted Operating Income[2]	20%	$938M	$1,042M	$1,146M	$1,054M	111.1%	**22.2%**
Total	100%						**92.3%**
Sustainability Modifier	+/- 10% modifier					No modifier applied	**100%**

(1) Meeting 50% threshold is required for any payout.

(2) Please see Appendix A for reconciliation of GAAP to non-GAAP financial measures included in this section.

(3) Income at the reportable segment level represents operating income of each reportable segment inclusive of equity income of unconsolidated subsidiaries and exclusive of intangible amortization, certain acquisition related expenses, costs of restructuring and transformation activities, impairments, legal accrual adjustments and settlements and other unusual non-operating items.

Revenue at the reportable segment level represents each reportable segment's gross sales less applicable deductions for discounts, returns, and price adjustments to arrive at net sales.

Consistent with our continuous effort to align pay with performance, and in response to shareholder feedback that compensation should be tied to strategic financial and operating performance goals, Named Executive Officer annual incentive compensation does not include an individual contribution component. As such, annual incentive compensation for Named Executive Officers is based on the achievement of financial performance goals and progress toward our social responsibility strategic targets.

To provide an added performance incentive, the Compensation Committee determined that the amount of incentive compensation related to each performance goal would be scaled according to the amount by which the measure exceeded or fell short of the target. The Compensation Committee reviews information about annual incentive plan design among peer companies and considers the need for the Company to ensure that performance goals are reasonably attainable to provide appropriate incentives for executive officers. As such, payouts for 2025 performance were scaled from 0.50 times at threshold performance to 2.0 times at the maximum, as detailed in the tables above. In line with our long-term goal to consistently generate free cash flow that equals or exceeds 100% of net income, we set our 2025 cash flow target to equal 100% conversion of our plan net income.

How We Evaluate Performance

In February 2026, the Compensation Committee reviewed our actual financial results against the approved performance metrics and certified the resulting payouts. The certified results yielded a payout at 109.9% of target for each Named Executive Officer, except Mr. Pedretti, Mr. Wiggins and Mr. Chiu, who received payouts of 118.3%, 134.4%, and 92.3% of target, respectively.

With respect to the sustainability modifier, making progress towards our three sustainability strategic targets (water stewardship, greenhouse gas emissions reduction, and product design for sustainability) is a baseline expectation. The modifier is intended to apply only to achievement well above or below overall expected progress. For 2025, the Compensation Committee did not modify incentives up or down based on target progress results, reflecting that while progress was made, it was aligned with our expectations for continued progress against our goals.

The actual incentive compensation of each Named Executive Officer was determined by multiplying the eligible target incentive compensation amount by actual performance against the established targets.

3 2025 Long-Term Incentive Compensation

The Compensation Committee emphasizes executive compensation that is tied to building and sustaining our company's value through ordinary share performance over time.

How We Set Award Values

The Compensation Committee establishes long-term incentive compensation targets taking into consideration both published survey data and data from our Comparator Group. The Compensation Committee does not set award levels based on a particular peer group benchmark or any single factor. The Compensation Committee determines appropriate performance incentives based on a wide range of factors, such as competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's level of responsibility, experience, and individual performance.

As it does each year, in determining 2025 long-term incentive compensation, the Compensation Committee referenced benchmark data (including compensation surveys, Comparator Group information, and other data provided by Aon Consulting) in setting target award levels for each Named Executive Officer and for each position or grade level.

As in prior years, the Compensation Committee continued to balance our long-term incentive compensation program components in a manner focused on shareholder wealth creation, the creation of a sustainable business, and the commitment of leadership to the long-term success of our company.

For 2025, the Compensation Committee modified the mix of long-term incentive awards for our CEO to emphasize performance share units and stock options, while maintaining the mix of performance share units, stock options and restricted stock units for our other Named Executive Officers. The components had the features and weights described below.

2025 Equity Mix

Component	2025 Proportion CEO	2025 Proportion Other NEOs	Features
Performance Share Units	75%	50%	Each performance share unit represents the right to receive one ordinary share at the end of a three-year performance period if specified performance goals are achieved. For the performance share units granted in 2025 for the performance period 2025-2027, the Compensation Committee retained Adjusted EPS and ROIC as the performance goals.
Stock Options	25%	25%	Each stock option has a term of 10 years, with one-third of the options vesting on each of the first, second, and third anniversaries of the grant date.
Restricted Stock Units	0%	25%	Each restricted stock unit represents the right to receive one ordinary share upon vesting. The restricted stock units generally vest as to one-third of the restricted stock units on each of the first, second, and third anniversaries of the grant date. Restricted stock units accrue dividend equivalents that will be paid out in ordinary shares if and when the award vests.

The Compensation Committee selected Adjusted EPS and ROIC as the performance share unit metrics because of their relationship to driving long-term shareholder value and alignment with business strategy. The Compensation Committee believes that, while long-term interests should be reflected in performance-based awards, the targets should also be realistic and attainable. As such, the Compensation Committee set performance metrics for the 2025-2027 performance share units based on Adjusted EPS and ROIC targets aligned with the growth objectives as defined within Pentair's strategic plan, including payouts only if threshold levels of minimum Adjusted EPS growth and minimum ROIC performance are met. Payouts would be based on achievement of the threshold, target, and maximum level of performance set for each metric, with payouts scaled for performance between those levels.

Adjusted EPS 75% weighting + **ROIC 25% weighting** = **PSU Payout**

The number of performance share units, stock options, and restricted stock units, and the values of the awards granted to the Named Executive Officers in 2025 are reflected under "Executive Compensation Tables — Grants of Plan-Based Awards in 2025."

The value of restricted stock units that vested for each Named Executive Officer in 2025 and the value of options exercised by each Named Executive Officer in 2025 are shown in the table under "Executive Compensation Tables — 2025 Option Exercises and Stock Vested Table."

Results of Performance Measures Under 2023-2025 PSUs

The Compensation Committee granted stock-settled performance share units to the Named Executive Officers in 2023, relating to the three-year performance period from 2023 to 2025. Each performance share unit entitled the holder to one ordinary share following the end of the three-year performance period if the Company achieved specific performance goals on metrics established by the Compensation Committee. The performance goals selected by the Compensation Committee for the 2023-2025 performance period were Adjusted EPS and ROIC, weighted at 75% and 25%, respectively. The targets set were reflective of our long-term growth and acquisition strategy. Payouts would be scaled for performance between threshold and target, and between target and maximum.

The Compensation Committee reviewed and approved the performance share units for the 2023-2025 performance period as reflected in the chart below.

Financial Performance Measure	Weight	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual Weighted Payout (% of Target)
Adjusted EPS* (Actual: $4.92)	75%	$4.10	$4.60	$5.45	**103.24%**
ROIC** (Actual: 16.7%)	25%	12%	15%	18%	**38.91%**
2023-2025 Total Weighted Performance	100%				**142.15%**

* Adjusted EPS is determined based on full year 2025 adjusted earnings per diluted share from continuing operations.

** ROIC is determined by the sum of the trailing four quarters of Adjusted Operating Income after tax plus depreciation less capital expenditures for each of the quarters ended March 31, June 30, September 30 and December 31, 2025 divided by the average of the trailing five quarters invested capital (Total Shareholders' Equity + Long-term Debt + Current Maturities of Long-term Debt and Short-term Borrowings — Cash and Cash Equivalents) as of December 31, 2025.

2026 Performance Measures

For the performance share units granted in 2026 for the 2026-2028 performance period, the Compensation Committee approved adding a third metric, revenue, weighted 25%, to accelerate the focus on growth. Adjusted EPS will have a reduced weight of 50% and ROIC will retain a weighting of 25%.

4 Additional Benefits and Perquisites

Perquisites and Other Personal Benefits

The Compensation Committee periodically reviews market data provided by Aon Consulting to assess the levels of perquisites and other personal benefits provided to the Named Executive Officers.

We provide our executive officers with limited perquisites in the form of occasional personal use of event tickets when such tickets are not being used for business purposes, a limited financial counseling benefit and we provide certain executive officers with corporate golf club membership benefits for business development purposes, for which, in each case, we have no aggregate incremental cost. We also provide one executive physical per year for preventative care. In addition, we occasionally provide for travel and expenses for spouses of executive officers to attend certain events, in each of these cases, we also have no aggregate incremental cost.

In September 2021, the Compensation Committee adopted a Products and Services Program for Executives. The program is intended to encourage the use and promotion of Pentair's products and service offerings by our executives, and to give our executive officers firsthand knowledge of our customers' experiences.

Executive officers are eligible for a maximum of $50,000 of products and services annually to provide our executive officers a broader opportunity to experience and promote products. Pentair covers sales taxes on the products and services; and executive officers are responsible for paying associated income taxes.

Retirement and Other Benefits

Eligible Named Executive Officers and other executives and employees participate in a number of retirement and similar plans that are described below under "Executive Compensation Tables — 2025 Pension Benefits." We also provide other benefits such as medical, dental, life insurance and disability coverage to substantially all of our full-time U.S. salaried employees, including the Named Executive Officers. We aim to provide employee and executive benefits that are competitive in the market.

Medical, Dental, Life Insurance, and Disability Coverage

Employee benefits such as medical, dental, life insurance and disability coverage are available to all full-time U.S.- based employees through our active employee plans. In addition to these benefits for active employees, we provide post-retirement medical, dental and life insurance coverage to certain retirees in accordance with the legacy company plans that applied at the time the employees were hired. We provide up to one and one-half times annual salary (up to $1,000,000) in life insurance, and up to $15,000 per month in long-term disability coverage. The value of these benefits is not required to be included in the Summary Compensation Table because they are made available to all full-time U.S. employees.

Other Paid Time-Off Benefits

We also provide vacation, paid sick time and other paid holidays to all employees, including the Named Executive Officers, which we have determined to be comparable to those provided at other large companies.

Deferred Compensation

We sponsor a non-qualified deferred compensation program, called the Sidekick Plan, for our U.S. executives within or above the pay grade that has a midpoint annual salary of $212,900 in 2025. This plan permits executives to defer up to 25% of their base salary and 75% of their annual cash incentive compensation. Certain executives may also defer receipt of restricted stock units or performance share units. We normally make contributions to the Sidekick Plan on behalf of participants with respect to each participant's contributions from that portion of his or her income above the maximum imposed by the U.S. Internal Revenue Code of 1986, as amended (the "Code"), which was $350,000 in 2025, but below the Sidekick Plan's compensation limit of $700,000. Please see the narrative following the "2025 Non-Qualified Deferred Compensation Table" below for additional information on our contributions.

Participants in the Sidekick Plan may invest their account balances in a number of possible mutual fund investments. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for the Sidekick Plan. We do not guarantee or subsidize any investment earnings under the Sidekick Plan, and our ordinary shares are not a permitted investment choice under the Sidekick Plan, although deferred restricted stock units and performance share units are automatically invested in Pentair shares.

Amounts deferred, if any, under the Sidekick Plan by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table. Our contributions allocated to the Named Executive Officers under the Sidekick Plan are included in the "All Other Compensation" column in the Summary Compensation Table.

Severance and Change in Control Benefits

We provide severance and change in control benefits to selected executives to facilitate smooth executive transitions, attract and retain executive talent, and provide for continuity of management upon a threatened or completed change in control. We believe that the security that these benefits provide helps our key executives to remain focused on our ongoing business and reduces the key executives' concerns about future employment. We also believe that these benefits, due to the economic security they afford, allow our executives to consider the best interests of our company and shareholders. We currently provide the following severance and change in control benefits to our executive officers:

- We have KEESAs with our Named Executive Officers that provide for certain benefits upon a covered termination following a change in control. The benefits under these agreements are designed to provide economic protection to key executives following a change in control of our company so that our executives can remain focused on our business without undue personal concern.
- If after a change in control of the Company, an eligible employee is terminated by the Company other than by reason of death, disability or cause (as defined in the KEESA), then all options, restricted stock and restricted stock units that are unvested become fully vested (e.g., double trigger vesting); all performance awards (other than annual incentive awards) are paid in full based on performance at the better of target or trend; and all annual incentive awards are paid based on full satisfaction of the performance goals (i.e., target). In addition, if an employee's employment is involuntarily terminated for a reason other than cause, death or disability, or if an employee who is a Board-appointed corporate officer voluntarily terminates employment for good reason, then the employee's outstanding awards will be eligible for continued or accelerated vesting as described below under "Executive Compensation Tables — Potential Payments Upon Termination or Change in Control."
- Our Executive Officer Severance Plan ("Executive Severance Plan") provides our executive officers with severance benefits in the event of certain types of terminations of employment (other than a termination following a change in control). The severance benefits are aligned with market practices and are designed to attract and retain executive talent.

We explain these benefits more fully below under "Executive Compensation Tables — Potential Payments Upon Termination or Change in Control."

Other Compensation Policies and Practices

Stock Ownership Guidelines

The Compensation Committee has established stock ownership guidelines for the Named Executive Officers and other executives to motivate them to become significant shareholders, to further encourage long-term performance and growth and to align their interests with those of shareholders generally. The Compensation Committee monitors executives' compliance with these guidelines and periodically reviews the definition of "stock ownership" to reflect the practices of companies in the Comparator Group. "Stock ownership" currently includes ordinary shares owned by the executive officers both directly and indirectly, the pro-rated portion of unvested restricted stock units and shares held in our employee stock ownership plan or our employee stock purchase plan. Stock ownership does not include performance share units until they are earned at the end of the performance period and unvested or vested but unexercised stock options. The Compensation Committee determined that, over a period of five years from appointment, certain executives should accumulate and hold ordinary shares equal to specified multiples of their base salaries.

Executive Level	Stock Ownership Guidelines (as a multiple of salary)
Chief Executive Officer	**6.0x base salary**
Executive Vice President, Chief Financial Officer	**3.0x base salary**
Executive Vice President and Chief Human Resources Officer Executive Vice President, General Counsel and Secretary Executive Vice President and Chief Information Officer & Chief Information Security Officer Executive Vice President, Chief Strategy, Innovation and Digital Officer Segment Chief Executive Officers and Presidents	**2.5x base salary**
Other Key Executives	**2.0x base salary**

Stock Ownership for the Named Executive Officers as of December 31, 2025

	Share Ownership	12/31/2025 Market Value ($)[1]	Ownership Guideline ($)	Meets Guideline[2]
John L. Stauch	893,949	93,095,849	6,960,000	Yes
Robert P. Fishman	72,918	7,593,681	2,235,000	Yes
Jerome O. Pedretti	58,105	6,051,055	1,687,500	Yes
De'Mon L. Wiggins	21,413	2,229,950	1,500,000	Yes
Adrian C. Chiu	33,421	3,480,463	1,500,000	Yes

(1) The amounts in this column were calculated by multiplying the closing market price of our ordinary shares on the last trading day of our most recently completed fiscal year of $104.14 by the number of shares owned.

(2) Per the terms of our stock ownership guidelines, an executive has five years from the date of his or her appointment to meet his or her ownership guideline. All Named Executive Officers meet these guidelines.

Share Ownership Requirements


John L. Stauch
$93,095,849
$6,960,000
Robert P. Fishman
$7,593,681
$2,235,000
Jerome O. Pedretti
$6,051,055
$1,687,500
De'Mon L. Wiggins
$2,229,950
$1,500,000
Adrian C. Chui
$3,480,463
$1,500,000
Total Holdings
Ownership Guideline

Equity Holding Policy

We maintain an equity holding policy under which executive officers subject to our share ownership guidelines are required to retain 100% of the net number of shares acquired under equity awards until the ownership guidelines are satisfied. This policy may be waived to the extent its application to any individual executive officer would cause undue hardship to the executive officer.

Equity Award Practices

The Compensation Committee reviews and approves annual equity awards to executive officers at a regular meeting of the Compensation Committee held in December each year. Awards are effective on the first day of the upcoming year on which the NYSE is open for trading. The date of the meeting when these awards are approved is generally scheduled a year or more in advance. Occasionally, awards are approved throughout the year for an executive officer new hire or a promotion and the grants are effective coincident with the employment commencement date or promotion effective date.

The Compensation Committee also reviews and approves annual equity awards to other non-executive officers at a regular meeting of the Compensation Committee held in February each year. Awards are effective on the first day of March on which the NYSE is open for trading. The date of the meeting when these awards are approved is generally scheduled a year or more in advance. The Compensation Committee has also delegated to the Chief Executive Officer the discretion to grant equity awards to non-executive officers as required throughout the year within the guidelines of our equity incentive plan and limits approved by the Compensation Committee. The Chief Executive Officer provides a summary report to the Compensation Committee, disclosing the aggregate awards granted by the Chief Executive Officer during the preceding fiscal year. Awards granted by the Chief Executive Officer under this delegated authority during 2025 were generally effective on the last day of the month following the month in which they were approved. If the last day of such month was a day on which the NYSE was not open for trading, then the grant date would be the first day of the following month on which the NYSE is open for trading. Any option grants have an exercise price equal to fair market value based on the closing share price on the effective day of grant. Accordingly, the timing and terms of equity awards, including any stock options, is independent of the existence or disclosure of material non-public information. Beginning in 2026, equity awards granted by the Chief Executive Officer under this delegated authority will be effective on the first date that is the 15th of the month after the effective date of hire or promotion or the date of approval, as applicable. If the 15th of such month is a day on which the NYSE is not open for trading, then the grant date will be the next day on which the NYSE is open for trading.

Clawback Policy

We maintain a Clawback Policy that complies with the clawback policy requirements of the SEC and NYSE. Under the Policy, in the event that we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement, we will reasonably promptly recover any excess incentive-based compensation paid to our current and former executive officers based on any misstated financial reporting measure that was received during the three-year period preceding the date we are required to prepare the restatement. We expanded the Clawback Policy in 2026 to authorize, in addition to the existing mandatory recovery, the cancellation or recoupment of time-vesting equity awards, as well as performance-vesting equity awards and other compensation (other than base salary), in the event of certain misconduct events by executive officers in connection with such non-compliance. A copy of our Clawback Policy is available on our website at https://www.pentair.com/en-us/about-pentair/corporate-governance.html.

Risk Considerations in Compensation Decisions

The Compensation Committee believes that paying for performance is an important part of its compensation philosophy, but recognizes the risk that incentivizing specific measures of performance may pose to the performance of our company as a whole if personnel were to act in ways designed primarily to maximize their compensation. Therefore, the Compensation Committee conducts an annual assessment of potential risks arising from its compensation programs and policies applicable to all employees. In its December 2025 assessment, the Compensation Committee noted the following considerations, among others:

- the balance of our fixed and variable compensation in our executive compensation program;
- the balance in our executive compensation program between the achievement of short-term objectives and longer-term value creation;
- the mix of compensation forms within our long-term incentive compensation plan;
- our use of multiple performance measures under our incentive compensation plans;
- metrics tied to segment performance for segment presidents;
- the impact of these performance measures on our financial results;
- our use of performance curves that require achievement of a minimum level of performance before receiving any incentive payout;
- capped payouts under our incentive plans;
- Clawback Policy pursuant to which certain compensation received by our executive officers may be subject to recoupment; and
- our stock ownership guidelines and equity holding policy.

Based on its assessment, the Compensation Committee concluded that the risks arising from our executive compensation program and policies are not reasonably likely to have a material adverse effect on our company. The Compensation Committee will continue to assess our executive compensation program to align employee interests with those of long-term shareholder interests.

Impact of Certain Tax Considerations

Section 162(m) of the Code limits the amount we may deduct for compensation paid in any year to certain executive officers ("covered employees") to $1,000,000. Although the Compensation Committee considers the potential deduction limitation under Section 162(m) of the Code in relation to the compensation of our executive officers, it intends to set compensation for our executive officers at levels it believes are necessary to attract, motivate, retain and reward executives, even if a portion of such compensation is not deductible as a result of Section 162(m) of the Code.

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the Named Executive Officers for the years ended December 31, 2023, 2024, and 2025.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[1][4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total Compensation ($)
John L. Stauch	2025	1,160,045	—	5,100,019	1,699,986	1,721,034	1,605,908	87,263	11,374,255
President and Chief Executive Officer	2024	1,115,043	—	4,874,970	1,625,007	1,868,316	1,246,840	39,788	10,769,964
	2023	1,075,041	—	4,649,995	1,549,963	1,630,743	1,064,217	38,510	10,008,469
Robert P. Fishman	2025	745,029	—	1,387,528	462,491	818,755	—	48,241	3,462,044
Former Executive Vice President, Chief Financial Officer	2024	725,028	—	1,349,962	449,994	899,870	—	50,022	3,474,876
	2023	705,027	—	1,312,473	437,490	822,665	—	40,995	3,318,650
Jerome O. Pedretti	2025	675,026	—	1,124,982	374,995	638,820	—	37,850	2,851,673
Executive Vice President and Chief Executive Officer, Pool	2024	660,025	—	1,087,487	362,497	717,077	—	38,350	2,865,436
	2023	640,025	—	1,049,996	349,987	285,133	—	36,250	2,361,391
De'Mon L. Wiggins	2025	600,023	—	1,012,534	337,492	645,120	—	37,296	2,632,465
Executive Vice President and President, Flow	2024	550,021	—	899,975	299,996	626,384	—	49,650	2,426,026
Adrian C. Chiu	2025	600,023	—	1,012,534	337,492	443,040	—	37,541	2,430,630
Executive Vice President and President, Water Solutions	2024	550,021	—	899,975	299,996	511,984	—	58,583	2,320,559
	2023	525,020	—	824,991	274,991	680,904	—	38,610	2,344,516

(1) Amounts shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns are not reduced by any deferrals under our deferred compensation plans.

(2) The amounts in column (e) represent the aggregate grant date fair value, computed in accordance with ASC 718, of restricted stock units and performance share units granted during each year. The values attributable to the 2025 grants of restricted stock units were as follows: Mr. Stauch — $0.; Mr. Fishman — $462,543; Mr. Pedretti — $374,994; Mr. Wiggins — $337,545; and Mr. Chiu — $337,545. The values attributable to the 2025 grants of performance share units were based on the probable outcome of the performance conditions at the time of grant, and were as follows: Mr. Stauch — $5,100,019; Mr. Fishman — $924,985; Mr. Pedretti — $749,988; Mr. Wiggins — $674,989; and Mr. Chiu — $674,989. The maximum values of the 2025 grants of performance share units at the time of grant assuming that the highest level of performance conditions is attained, are as follows: Mr. Stauch — $10,200,038; Mr. Fishman — $1,849,970; Mr. Pedretti — $1,499,976; Mr. Wiggins — $1,349,978; and Mr. Chiu — $1,349,978. Additional assumptions used in the calculation of the amounts in column (e) are included in note 13 to our audited financial statements for the year ended December 31, 2025 included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026.

(3) The amounts in column (f) represent the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during each year. Assumptions used in the calculation of these amounts are included in note 13 to our audited financial statements for the year ended December 31, 2025 included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026.

(4) The amounts in column (g) reflect cash awards to the named individuals pursuant to awards under the MIP as determined by the Compensation Committee.

(5) The amounts in column (h) reflect the net increase, if any, in the actuarial present value of Mr. Stauch's accumulated benefits under all of our pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements.

(6) The table below shows the components of column (i) for 2025, which include perquisites and other personal benefits, and the Company contributions under the Sidekick Plan, the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the "RSIP") and the Employee Stock Purchase and Bonus Plan. The Named Executive Officers also receive perquisites in the form of occasional personal use of event tickets when such tickets are not being used for business purposes and a limited financial counseling benefit, for which, in both cases, we have no aggregate incremental cost. Mr. Fishman and Mr. Chiu received corporate golf club membership benefits, for which we have no aggregate incremental cost, for business development purposes.

	(A)	(B)	(C)	(D)
Name	Other Perquisites and Personal Benefits ($)[a]	Contributions under Defined Contribution Plans ($)[b]	Matches under the Employee Stock Purchase Plan ($)	Total All Other Compensation ($)
John L. Stauch	50,000	35,250	2,013	87,263
Robert P. Fishman	12,917	35,324	—	48,241
Jerome O. Pedretti	2,600	35,250	—	37,850
De'Mon L. Wiggins	—	35,250	2,046	37,296
Adrian C. Chiu	—	35,250	2,291	37,541

(a) The amount shown in column (A) includes annual executive physicals for Mr. Fishman in the amount of $12,126, and Mr. Pedretti in the amount of $2,600, a wellness program credit for Mr. Fishman and travel and expenses for Mr. Fishman's spouse to attend a company event. The wellness program credit was provided pursuant to a broad-based policy that applies generally to U.S. employees. The amount shown in column (A) for Mr. Stauch in the amount of $50,000 reflects the aggregate incremental cost of Pentair products and services Mr. Stauch received pursuant to a benefit offered to all executives as a part of our Products and Services Program for Executives.

(b) The amount shown in column (B) for each individual reflects amounts contributed by us to the RSIP and the Sidekick Plan during 2025. In the case of the Sidekick Plan, the amounts contributed by us during 2025 relate to salary deferrals in 2024.

Grants of Plan-Based Awards in 2025

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]						
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Name	Grant Date	Compensation Committee Approval Date[3]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
John L. Stauch	1/2/2025	12/16/2024	—	—	—	25,399	50,797	101,594	—	—	—	5,100,019
	1/2/2025	12/16/2024	—	—	—	—	—	—	—	46,281	100.40	1,699,986
			783,000	1,566,000	3,132,000	—	—	—	—	—	—	—
Robert P. Fishman	1/2/2025	12/16/2024	—	—	—	4,607	9,213	18,426	—	—	—	924,985
	1/2/2025	12/16/2024	—	—	—	—	—	—	4,607	—	—	462,543
	1/2/2025	12/16/2024	—	—	—	—	—	—	—	12,591	100.40	462,491
			372,500	745,000	1,490,000	—	—	—	—	—	—	—
Jerome O. Pedretti	1/2/2025	12/16/2024	—	—	—	3,735	7,470	14,940	—	—	—	749,988
	1/2/2025	12/16/2024	—	—	—	—	—	—	3,735	—	—	374,994
	1/2/2025	12/16/2024	—	—	—	—	—	—	—	10,209	100.40	374,995
			270,000	540,000	1,080,000	—	—	—	—	—	—	—
De'Mon L. Wiggins	1/2/2025	12/16/2024	—	—	—	3,362	6,723	13,446	—	—	—	674,989
	1/2/2025	12/16/2024	—	—	—	—	—	—	3,362	—	—	337,545
	1/2/2025	12/16/2024	—	—	—	—	—	—	—	9,188	100.40	337,492
			240,000	480,000	960,000	—	—	—	—	—	—	—
Adrian C. Chiu	1/2/2025	12/16/2024	—	—	—	3,362	6,723	13,446	—	—	—	674,989
	1/2/2025	12/16/2024	—	—	—	—	—	—	3,362	—	—	337,545
	1/2/2025	12/16/2024	—	—	—	—	—	—	—	9,188	100.40	337,492
			240,000	480,000	960,000	—	—	—	—	—	—	—

(1) These amounts are based on the Named Executive Officer's current position and base salary in effect on December 31, 2025. The amounts shown in column (d) reflect the total of the threshold payment levels for each element under our MIP. This amount is 50% of the target amounts shown in column (e). The amounts shown in column (f) are 200% of such target amounts for each Named Executive Officer.

(2) The amounts shown in column (g) reflect the total of the threshold payment levels for 2025-2027 awards of performance share units granted in 2025 under the 2020 Plan set at 50% of the target amounts shown in column (h). The amounts shown in column (i) are 200% of such target amounts. Any amounts payable with respect to performance share units would be paid in February 2028, based on cumulative company performance for the period from 2025 to 2027.

(3) The Compensation Committee's practices for granting options, performance share units and restricted stock units, including the timing of all grants and approvals thereof, are described under "Compensation Discussion and Analysis — 2025 Long-Term Incentive Compensation."

(4) The amounts shown in column (j) reflect the number of restricted stock units granted to each Named Executive Officer in 2025.

(5) The amounts shown in column (k) reflect the number of options to purchase ordinary shares granted to each Named Executive Officer in 2025.

(6) The amounts shown in column (m) reflect the grant date fair value of the awards of restricted stock units, performance share units (at target performance level) and stock options computed in accordance with ASC 718.

Outstanding Equity Awards at December 31, 2025

	Option Awards				Stock Awards			
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($)[1]	Option expiration date	Number of shares of stock or units that have not been vested (#)[2]	Market value of shares of stock or units that have not vested ($)[3]	Equity incentive plan awards: Number of unearned shares that have not vested (#)[4]	Equity incentive plan awards: Market or payout value of unearned shares that have not vested ($)[5]
John L. Stauch					27,446	2,858,226		
							98,113	10,217,488
	58,499	—	38.61	1/3/2027				
	87,016	—	45.42	5/2/2028				
	100,293	—	51.53	1/4/2031				
	77,605	—	70.99	1/3/2032				
	77,158	38,580 (6)	45.20	1/3/2033				
	22,385	44,772 (7)	70.92	1/2/2034				
	—	46,281 (8)	100.40	1/2/2035				
Robert P. Fishman					12,318	1,282,797		
							22,267	2,318,885
	26,022	—	51.53	1/4/2031				
	18,853	—	70.99	1/3/2032				
	19,201	10,890 (6)	45.20	1/3/2033				
	5,298	12,398 (7)	70.92	1/2/2034				
	—	12,591 (8)	100.40	1/2/2035				
Jerome O. Pedretti					9,929	1,034,006		
							17,986	1,873,062
	17,050	—	51.53	1/4/2031				
	12,934	—	70.99	1/3/2032				
	17,422	8,712 (6)	45.20	1/3/2033				
	4,993	9,988 (7)	70.92	1/2/2034				
		10,209 (8)	100.40	1/2/2035				
De'Mon L. Wiggins					8,189	852,802		
							15,431	1,606,984
	1,248	—	42.68	3/1/2029				
	2,745	—	41.08	3/2/2030				
	2,572	—	58.28	3/1/2031				
	4,915	—	56.04	3/1/2032				
	12,444	6,223 (6)	45.20	1/3/2033				
	4,132	8,266 (7)	70.92	1/2/2034				
		9,188 (8)	100.40	1/2/2035				
Adrian C. Chiu					8,381	872,797		
							15,431	1,606,984
	2,760	—	32.75	3/1/2026				
	3,254	—	39.88	3/1/2027				
	4,885	—	45.42	5/2/2028				
	3,744	—	42.68	3/1/2029				
	4,117	—	41.08	3/2/2030				
	5,321	—	58.28	3/1/2031				
	6,920	—	70.99	1/3/2032				
	13,689	6,845 (6)	45.20	1/3/2033				
	4,132	8,266 (7)	70.92	1/2/2034				
	—	9,188 (8)	100.40	1/2/2035				

(1) The exercise price for all stock option grants is the fair market value of our ordinary shares on the date of grant.

(2) One-third of the restricted stock units will vest on the first, second, and third anniversaries of the grant date. The grant dates of the restricted stock unit awards are as follows:

Name	Grant Date	Number of Restricted Stock Units
John L. Stauch	1/3/2023	11,843
	1/2/2024	15,603
Robert P. Fishman	1/3/2023	3,344
	1/2/2024	4,321
	1/2/2025	4,653
Jerome O. Pedretti	1/3/2023	2,675
	1/2/2024	3,482
	1/2/2025	3,773
De'Mon L. Wiggins	1/3/2023	1,911
	1/2/2024	2,882
	1/2/2025	3,396
Adrian C. Chiu	1/3/2023	2,102
	1/2/2024	2,883
	1/2/2025	3,396

(3) The amounts in this column were calculated by multiplying the closing market price of our ordinary shares on the last trading day of our most recently completed fiscal year of $104.14 by the number of unvested restricted stock units.

(4) The number of performance share units shown in this column reflects the target performance level for the 2023-2025 and 2024-2026 performance share unit awards.

Name	Vesting Date	Number of Performance Share Units
John L. Stauch	12/31/2026	46,804
	12/31/2027	51,309
Robert P. Fishman	12/31/2026	12,690
	12/31/2027	9,306
Jerome O. Pedretti	12/31/2026	10,441
	12/31/2027	7,545
De'Mon L. Wiggins	12/31/2026	8,641
	12/31/2027	6,791
Adrian C. Chiu	12/31/2026	8,641
	12/31/2027	6,791

(5) The amounts in this column were calculated by multiplying the closing market price of our ordinary shares on the last trading day of our most recently completed fiscal year of $104.14 by the number of unvested performance share units.

(6) One-third of these options will vest on each of the first, second, and third anniversaries of the grant date, January 3, 2023.

(7) One-third of these options will vest on each of the first, second, and third anniversaries of the grant date, January 2, 2024.

(8) One-third of these options will vest on each of the first, second, and third anniversaries of the grant date, January 2, 2025.

2025 Option Exercises and Stock Vested Table

The following table shows a summary of the stock options exercised by the Named Executive Officers in 2025 and the performance share units or restricted stock units vested for the Named Executive Officers during 2025.

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)	Value realized on vesting ($)[2]
John L. Stauch	235,620	11,435,067	128,071 (3)	13,249,693
Robert P. Fishman	15,014	732,740	36,145 (3)	3,739,448
Jerome O. Pedretti	—	—	28,464 (3)	2,945,876
De'Mon L. Wiggins	—	—	20,583 (3)	2,120,808
Adrian C. Chiu	—	—	28,276 (3)	2,902,516

(1) Reflects the amount calculated by multiplying the number of options exercised by the difference between the market price of our ordinary shares on the exercise date and the exercise price of options.

(2) Reflects (i) for restricted stock units, the amount calculated by multiplying the number of shares vested by the market price of our ordinary shares on the vesting date and (ii) for performance share units, the amount calculated by multiplying the number of shares vested by the closing market price of our ordinary shares on December 31, 2025 when the units vested even though the shares were not issued until after the Compensation Committee certified the performance results.

(3) The amount includes the performance share units earned for the 2023-2025 performance period that ended on December 31, 2025 based on the level of achievement of the performance targets.

2025 Pension Benefits

Listed below are the number of years of credited service and present value of accumulated pension benefits as of December 31, 2025 for Mr. Stauch, the only Named Executive Officer who participated in the Pentair, Inc. Supplemental Executive Retirement Plan and the Pentair, Inc. Restoration Plan, which are described in detail following the table below, during 2025. The disclosed amounts are actuarial estimates only and do not necessarily reflect the actual amounts that will be paid to Mr. Stauch, which will only be known at the time that he becomes eligible for payment. The actual amount of pension benefits ultimately paid to a Named Executive Officer may vary based on a number of factors, including differences from the assumptions used to calculate the amounts.

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)[1]	Payments during last fiscal year ($)
John L. Stauch	Pentair, Inc. Supplemental Executive Retirement Plan	19	12,001,846	—

(1) The Supplemental Executive Retirement Plan benefits, which include amounts under the Restoration Plan, are payable following retirement at age 55 or later in the form of an annuity. The actuarial present value above was calculated using the following methods and assumptions:

- Present values for the Supplemental Executive Retirement Plan are based on a 180-month certain-only annuity.
- The present value of Supplemental Executive Retirement Plan benefits as of December 31, 2025 was calculated assuming a 4.65% interest rate.

We previously amended several of our compensation plans. As a result of these amendments, benefits vested prior to January 1, 2005 are separated from benefits earned after January 1, 2005, and may offer different distribution or other options to participants from those described below.

The Pentair, Inc. Supplemental Executive Retirement and Restoration Plan

The Pentair, Inc. Supplemental Executive Retirement Plan ("SERP") and the Pentair, Inc. Restoration Plan ("Restoration Plan") are unfunded, non-qualified defined benefit pension plans. Employees eligible for participation in the SERP include all executive officers and other key executives selected for participation by the Compensation Committee. Participation in the Restoration Plan is limited to eligible employees under the SERP who were eligible employees on or before December 31, 2007. Benefits under these two plans vest upon the completion of five years of benefit service (all service following initial participation). These plans are combined for all administrative, accounting and other purposes. Of the Named Executive Officers, only Mr. Stauch participated in the SERP and the Restoration Plan. Mr. Stauch was fully vested in these plans during 2025.

Benefits under the SERP are based upon an employee's years of service following initial participation and the highest average earnings for a five calendar-year period (ending with retirement). Compensation covered by the SERP and the Restoration Plan for Mr. Stauch equals the amount set forth in the "Salary" column in the Summary Compensation Table and incentive compensation paid under the MIP set forth in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table, as well as employer matching contributions to the Employee Stock Purchase Plan and perquisites reported under the "All Other Compensation" column in the Summary Compensation Table.

Benefits under the SERP are calculated as:

- final average compensation as defined above; multiplied by
- benefit service percentage, which equals 15% multiplied by years of benefit service.

The Restoration Plan is designed to provide retirement benefits based on compensation earned by participants in excess of the annual limitation imposed by the Code, which was $350,000 in 2025.

Benefits under the Restoration Plan are calculated as:

- final average compensation as defined above, less compensation below the annual limitation amount in each year; multiplied by
- earned benefit service percentage (which is weighted based on age at the time of service), in accordance with the following table:

Service Age	Percentage
Under 25	4.0%
25-34	5.5%
35-44	7.0%
45-54	9.0%
55 or over	12.0%

The benefit percentages calculated above are added, and the resulting percentage is multiplied by the covered compensation amount. Benefits vested as of December 31, 2004 are payable after retirement in the form of a 15-year certain annuity or, at the participant's option, a 100% joint and survivor annuity. Benefits earned after December 31, 2004 are payable after retirement in the form of a 15-year certain annuity. No additional benefits may be earned under the Restoration Plan after December 31, 2017.

The present value of the combined accumulated benefits for Mr. Stauch under both the SERP and the Restoration Plan is set forth in the 2025 Pension Benefits table.

The Pentair, Inc. Retirement Savings and Stock Incentive Plan

The Pentair, Inc. Retirement Savings and Stock Incentive Plan ("RSIP") is a tax-qualified 401(k) retirement savings plan. Participating employees may contribute up to 50% of base salary and incentive compensation on a before-tax basis and 15% of compensation on an after-tax basis, into their RSIP accounts. We match an amount equal to one dollar for each dollar contributed to the RSIP by participating employees on the first 5% of their regular earnings on a before-tax basis to incentivize employees to make contributions to our retirement plan.

The RSIP limits the amount of cash compensation considered for contribution purposes to the maximum imposed by the Code, which was $23,500 in 2025.

Participants in the RSIP are allowed to invest their account balances in a number of possible mutual fund investments. Our ordinary shares are also a permitted investment choice under the RSIP.

We do not guarantee or subsidize any investment earnings under the RSIP.

Amounts contributed, if any, under the RSIP by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table. Amounts contributed by us to the RSIP for the Named Executive Officers are included in the "All Other Compensation" column in the Summary Compensation Table.

2025 Non-Qualified Deferred Compensation Table

The following table sets forth the contributions, earnings, distributions and 2025 year-end balances for each of the Named Executive Officers under our Sidekick Plan described under "Compensation Discussion and Analysis – Retirement and Other Benefits – Deferred Compensation." Contributions we make to the Sidekick Plan are intended to make up for contributions to our RSIP (including our matching contributions) for cash compensation above the maximum imposed by the Code, which was $23,500 in 2025. Because the Code does not permit contributions on amounts in excess of that limit under a tax-qualified plan, the Sidekick Plan is designed to permit matching contributions on compensation in excess of the maximum imposed by the Code. We make these matching contributions to the Sidekick Plan on amounts in excess of the maximum imposed by the Code, but below the $700,000 compensation limit contained in our Sidekick Plan (such contributions by a Named Executive Officer, "Covered Sidekick Compensation").

Name	Executive Contributions in 2025 ($)	Registrant Contributions in 2025 ($)	Aggregate Earnings/(Loss) in 2025 ($)	Aggregate Withdrawals/ Distributions in 2025 ($)	Aggregate Balance at December 31, 2025 ($)[1]
John L. Stauch	6,340,828	17,750	3,671,892	(3,346,301)	51,036,515
Robert P. Fishman	178,497	18,343	293,326	(38,497)	1,575,610
Jerome O. Pedretti	559,626	17,750	488,924	(273,515)	3,479,583
De'Mon L. Wiggins	151,379	17,750	96,471	—	579,034
Adrian C. Chiu	665,221	17,750	268,111	—	2,355,453

(1) Amounts deferred under the Sidekick Plan that have also been reported in the Summary Compensation Table for fiscal year 2025 or prior years for each Named Executive Officer are: Mr. Stauch — $31,900,090; Mr. Fishman — $1,068,226; Mr. Pedretti — $3,056,753; Mr. Wiggins — $330,292; and Mr. Chiu — $1,274,649.

The amounts set forth in the column "Executive Contributions in 2025" reflect the amount of cash compensation, performance stock units and restricted stock units each Named Executive Officer deferred in 2025 under the Sidekick Plan.

The amounts set forth in the column "Registrant Contributions in 2025" are the totals of contributions we made in 2025 under the Sidekick Plan for the account of each Named Executive Officer. These amounts, in addition to contributions we made under the RSIP, are included in the Summary Compensation Table above in the column labeled "All Other Compensation." The contributions we made are derived from matching contributions equal to one dollar for each dollar contributed up to 5% of Covered Sidekick Compensation deferred in 2024 by each Named Executive Officer; we normally make these contributions one year in arrears.

The amounts set forth in the column "Aggregate Earnings/(Loss) in 2025" reflect the amount of investment earnings realized by each Named Executive Officer on the investments chosen that are offered to participants in our RSIP and Sidekick Plan.

Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for these plans. We do not guarantee or subsidize any investment earnings in either plan.

Amounts deferred under the Sidekick Plan are generally distributed on or after the earliest of the participant's separation from service, the participant's disability, a change in control, or a specified date elected by the participant.

Potential Payments Upon Termination or Change in Control

Executive Officer Severance Plan

In December 2020, the Compensation Committee recommended, and the independent members of the Board approved, the Executive Severance Plan, which became effective January 1, 2021. Under the Executive Severance Plan, our executives, including our Named Executive Officers, are eligible to receive severance benefits in the event of a qualifying termination of employment to the extent the terms and conditions of the Executive Severance Plan are satisfied. A qualifying termination occurs in the event of an executive's involuntary termination without cause or resignation for good reason.

The severance benefits under the Executive Severance Plan provide for a cash payment equal to the product of the severance multiplier and the sum of the Named Executive Officer's base salary and annual bonus target. The severance multiplier is two for the chief executive officer and any other executive officer who was an executive officer as of January 1, 2021, and one and one half for anyone who becomes an executive officer thereafter, and the cash payments are made in equal installments over the corresponding period. If enrolled in the group medical and/or dental insurance coverage, the participant will receive an additional cash payment equal to the amount determined by multiplying the severance multiplier by the amount equal to the employer's portion of the health and/or dental insurance premiums for one year. The participant is also eligible for outplacement services. As a condition for the severance benefits, the participant must sign a separation and release agreement and restrictive covenants agreement. The Compensation Committee and the independent members of the Board adopted the Executive Severance Plan to aid in the attraction and retention of executive talent. The Company retains the right to adjust the severance benefits available under the plan.

Under the Executive Severance Plan, "cause" means the executive's:

- breach of any written agreement with the Company, including restrictive covenants which are not remedied;
- acts of dishonesty, fraud or breach of fiduciary duty;
- failure to satisfactorily perform duties of employment;
- violation of any anti-harassment, anti-discrimination or anti-retaliation policy of the Company; or
- misconduct.

Under the Executive Severance Plan, provided the officer provides us with 90 days' written notice, "good reason" means:

- a breach of the Executive Severance Plan or employment agreement by us;
- the officer's removal from, or any failure to reelect or reappoint him or her to, any title or position as a corporate officer;
- a material diminution of the officer's authority or responsibilities;
- a material reduction in an officer's base salary (unless as part of a uniformly applied reduction for all executive officers); or
- relocation of an officer's principal place of employment to a location more than 50 miles from his or her principal place of employment (other than a relocation to the Company's management office in the U.S.).

In the event of a "change in control" as defined in the KEESA, benefits are to be provided under the KEESA instead of the Executive Severance Plan.

Change in Control Agreements

We have entered into KEESAs with certain key corporate executives, including all Named Executive Officers, that provide for certain benefits in connection with a change in control. These change in control agreements are intended to provide for continuity of management upon a completed or threatened change in control. The agreements provide that covered executive officers could be entitled to certain severance or other benefits following a change in control if the executive officer is involuntarily terminated, other than for disability or for cause, or if such executive officer terminates his or her employment for conditions that constitute good reason. We do not provide excise tax gross-ups under the KEESAs.

Under these agreements, "cause" means:

- engaging in intentional conduct that causes us demonstrable and serious financial injury;
- conviction of a felony; or
- continuing willful and unreasonable refusal by an officer to perform his or her duties or responsibilities.

Under these agreements, "good reason" means:

- a breach of the agreement by us;
- any reduction in an officer's base salary, percentage of base salary available as cash incentive compensation or bonus opportunity, grant date fair value of equity-based awards or other benefits;
- an officer's removal from, or any failure to reelect or reappoint him or her to serve in, any of the positions held with us on the date of the change in control or any other positions to which he or she is thereafter elected, appointed or assigned, except in the event that such removal or failure to reelect or reappoint relates to our termination of an officer's employment for cause or by reason of disability;
- a good faith determination by an officer that there has been a material adverse change in his or her working conditions or status relative to the most favorable working conditions or status in effect during the 180-day period prior to the change in control, or, to the extent more favorable to him or her, those in effect at any time while employed after the change in control, including a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that we remedy within 10 days after receipt of written notice;
- relocation of an officer's principal place of employment to a location more than 50 miles from his or her principal place of employment on the date 180 days prior to the change in control;
- imposition of a requirement that an officer travel on business 20% in excess of the average number of days per month he or she was required to travel during the 180-day period prior to the change in control; or
- our failure to cause a successor to assume an officer's agreement.

Under these agreements, a "change in control" is deemed to have occurred if:

- any person is or becomes the beneficial owner of securities representing 30% or more of our outstanding ordinary shares or combined voting power;
- a majority of the Board changes in a manner that has not been approved by at least two-thirds of the incumbent directors or successor directors nominated by at least two-thirds of the incumbent directors;
- we consummate a merger, consolidation or share exchange with any other entity (or the issuance of voting securities in connection with a merger, consolidation or share exchange) which our shareholders have approved and in which our shareholders control less than 50% of combined voting power after the merger, consolidation or share exchange; or
- we consummate a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets which our shareholders have approved.

The change of control agreements include benefits that could be triggered if the executive's employment is terminated by us for reasons other than death, disability or cause, or by the executive for good reason, within two years following a change in control. These benefits include:

- severance payable in a lump sum upon termination in an amount equal to 250% (for Mr. Stauch) or 200% (for all other Named Executive Officers) of annual base salary plus the greatest of the executive's target bonus for the year of termination, the actual bonus paid during the year prior to the change in control, or the actual bonus paid with respect to the year prior to the change in control;
- cash payment to use towards medical, dental and life insurance policies for up to two years;
- the cost of an executive search agency not to exceed 10% of the executive's annual base salary;
- the accelerated accrual and vesting of benefits under the SERP (for Mr. Stauch, who has been made a participant in that plan) and under any non-qualified defined contribution retirement plans; and for those executives who participate in the SERP and have fewer than seven years of participation in the SERP, up to three additional years of service can be credited, up to a maximum of seven years of service;
- up to $15,000 in fees and expenses of consultants and legal or accounting advisors; and
- all equity-based and cash incentive awards granted prior to the change in control will be subject to the terms of the incentive plan under which they were granted (including accelerated vesting, if provided for in the applicable incentive plan), and all equity-based and cash incentive awards granted on or after the change in control will vest or be earned in full upon such termination.

In the case of each Named Executive Officer, the agreement also requires the executive to devote his or her best efforts to us or our successor during a two-year period, to maintain the confidentiality of our information during and following employment and to refrain from competitive activities for a period of one year following termination of employment with us or our successor, subject to state law requirements associated with non-compete agreements.

Executive Severance Plan. Under the Executive Severance Plan, all executive officers that are not party to a KEESA are entitled to receive certain severance payments if, following a change in control, the executive officer is involuntarily terminated, other than for death, disability or for cause, or if such executive officer terminates his or her employment for conditions that constitute good reason.

Change in Control and Termination Provisions of Incentive Plans

Change in Control Provisions

The 2020 Plan and the most recent predecessor plan provide that, upon a change in control, unless an agreement between us and the executive provides for a more favorable result to the executive:

- all outstanding options, restricted stock and restricted stock units that are not performance awards are immediately vested;
- all outstanding performance awards (other than annual incentive awards) vest and are paid in full based on performance at the better of target or trend; and
- all outstanding annual incentive awards are paid based on deemed full satisfaction of the performance goals.

Termination Provisions

- ***Retirement.*** If any of the Named Executive Officers terminates employment in a retirement with at least 10 years of service:
  - If the retirement is prior to age 60: unvested options are forfeited; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest pro rata; and performance awards are paid on a pro rata basis based on actual performance; or

- If the retirement is after age 60: options continue to vest for five years; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest in full; and performance awards are paid in full based on actual performance (or on a pro-rated basis for performance awards granted to persons hired or promoted to executive officer after January 1, 2021), in each case as described in more detail below for treatment of awards in the event of a Covered Termination.

- ***Death or Disability.*** If any of the Named Executive Officers terminates employment as a result of death or disability, options, restricted stock and restricted stock units are immediately vested; and performance awards are paid in full based on actual performance.
- ***Termination Without Cause or for Good Reason.*** If any of the Named Executive Officers terminates employment in an involuntary termination for a reason other than cause, death or disability (a "Covered Termination"), or in a voluntary termination for good reason, then the employee's outstanding awards will be eligible for continued or accelerated vesting, as described below. For a Named Executive Officer's termination to be considered a Covered Termination, the officer must execute a general release in a form and manner determined by us. Upon a Covered Termination, awards held by a Board-appointed corporate officer, including such a Named Executive Officer, will be treated as follows:
  - Stock options will remain outstanding, and will continue to vest in accordance with their terms as if the officer had remained in employment, until the earlier of the expiration date of the stock option or the fifth anniversary of the Covered Termination.
  - Restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) will vest in full.
  - Performance awards, including restricted stock and restricted stock units that have performance-based vesting, will vest following the end of the performance period based on achievement of the performance goals established for the awards as if the employee had not experienced a Covered Termination. In December 2020, we revised the treatment of performance awards for persons who are hired as or promoted to an executive officer on or after January 1, 2021 to provide that the award will continue to vest based on actual achievement; however, the payout will be prorated for the portion of the performance period when the executive officer was employed.

Under the 2020 Plan, the term "cause" means an act or omission by the officer as is determined by the plan administrator to constitute cause for termination, including but not limited to any of the following:

- a material violation of any company policy;
- embezzlement from, or theft of property belonging to, us or any of our affiliates;
- conviction of, or plead no contest to, a felony or other crime involving moral turpitude;
- willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties; or
- other intentional misconduct, whether related to employment or otherwise, which has, or has the potential to have, a material adverse effect on our business.

Under the 2020 Plan, the term "good reason" means:

- any material breach by us of the terms of any employment agreement;
- any reduction in base salary or percentage of base salary available as incentive compensation or bonus opportunity;
- a good faith determination by the officer that there has been a material adverse change in the officer's working conditions or status;
- a relocation of the principal place of employment to a location more than 50 miles; or
- an increase of 20% or more in travel requirements.

For an event to constitute good reason, we must receive written notice and an opportunity to cure. The definitions under our predecessor equity plan are substantially similar to those above.

Benefits pursuant to these incentive plans are generally applicable to all other participants who meet the requisite criteria as well as to the Named Executive Officers.

Estimated Payments and Benefits upon a Change in Control or Termination of Employment

As required by the SEC rules, the amounts shown below assume that the applicable termination or other event was effective as of December 31, 2025, and thus are estimates of the amounts that would actually be received. The actual amounts to be received can only be determined in connection with the actual termination or other event.

Retirement

The table below shows the amount of compensation payable to our Named Executive Officers upon a retirement. As of December 31, 2025, Messrs. Stauch and Pedretti were the only Named Executive Officers eligible for a qualifying retirement, on the basis of 10 years of service and age 60 for Mr. Stauch and on the basis of 10 years of service and age 55 for Mr. Pedretti.

Executive	Stock Option Vesting ($)[1]	Restricted Stock Unit Vesting ($)[1]	Performance Share Unit Vesting ($)[1][2]	Total ($)
John L. Stauch	3,934,322	2,858,226	10,217,592	17,010,140
Jerome O. Pedretti	—	818,243	986,900	1,805,143

(1) For Mr. Stauch, stock options continue vesting and are exercisable for the earlier of five years or the expiration date, restricted stock units vest in full upon separation, and performance share units vest following conclusion of the performance period based on actual performance. For Mr. Pedretti, unvested stock options are forfeited, vested stock options may be exercised for up to ninety (90) days following separation, restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest pro rata upon separation, and performance share units vest pro rata following conclusion of the performance period based on actual performance. The amounts listed above assume our ordinary shares were valued at $104.14, the closing market price for our ordinary shares on the last trading day of 2025.

(2) The amount shown assumes target performance. The actual amount is determined on the basis of actual performance through the end of the applicable performance period.

Termination without Cause or for Good Reason — Absent a Change in Control

The table below shows the amount of compensation payable to each Named Executive Officer upon a termination of employment by us other than for cause or termination by the executive for good reason in the absence of a change in control.

Executive	Cash Payment ($)[1]	Stock Option Vesting ($)[2]	Restricted Stock Unit Vesting ($)[2]	Performance Share Unit Vesting ($)[2]	Outplacement ($)[1]	Medical, Dental ($)[1]	Total ($)
John L. Stauch	5,452,000	3,934,322	2,858,226	10,217,592	20,000	34,915	22,517,055
Robert P. Fishman[3]	2,980,000	1,100,809	1,282,901	2,318,885	15,000	49,780	7,747,375
Jerome O. Pedretti	2,430,000	883,468	1,034,110	1,873,270	15,000	42,316	6,278,164
De'Mon L. Wiggins	1,620,000	675,743	852,802	835,654	15,000	37,335	4,036,535
Adrian C. Chiu	1,620,000	712,404	872,797	835,654	15,000	31,737	4,087,592

(1) Triggered only upon a qualifying termination of the executive officer by us without cause or by the executive for good reason under the Executive Severance Plan.

(2) Triggered upon an involuntary termination, without cause, or, a resignation for good reason, under the 2020 Plan. The amounts listed above assume our ordinary shares were valued at $104.14, the closing market price for our ordinary shares on the last trading day of 2025.

(3) As previously disclosed, Mr. Fishman elected to resign effective as of March 1, 2026. Such resignation triggered a qualifying termination by Mr. Fishman for good reason under the Executive Severance Plan. Mr. Fishman will receive cash severance of $2,980,000 payable in installments, and a payment for medical and dental coverage of $49,780, and he is eligible for outplacement.

Change in Control With or Without Termination

The table below shows the amount of compensation payable to each Named Executive Officer upon (1) a change in control without a termination of employment, or (2) a change in control followed by a termination of employment (a) by us, other than for death, disability or cause, or (b) by the executive for good reason. The actual amounts to be paid out can only be determined in connection with a change in control or termination following a change in control.

	Cash Termination Payment ($)[1]	Stock Option Vesting ($)[2]	Restricted Stock Unit Vesting ($)[2]	Performance Share Unit Vesting ($)[2]	SERP & Related Pension ($)[1]	Incentive Compensation ($)[2]	Outplacement ($)[1]	Legal & Accounting Advisors ($)[1]	Medical, Dental, Life Insurance ($)[1]	Total: Change in Control Only ($)[3]	Total: Change in Control Followed by Termination ($)[3]
John L. Stauch	7,570,790	3,934,322	2,858,226	10,217,592	—	1,566,000	50,000	15,000	38,467	18,576,140	26,250,397
Robert P. Fishman	3,289,740	1,100,809	1,282,901	2,318,885	—	745,000	50,000	15,000	53,332	5,447,595	8,855,667
Jerome O. Pedretti	2,784,154	883,468	1,034,110	1,873,270	—	540,000	50,000	15,000	45,868	4,330,849	7,225,871
De'Mon L. Wiggins	2,452,768	675,743	852,802	1,607,088	—	480,000	50,000	15,000	52,977	3,615,634	6,186,379
Adrian C. Chiu	2,223,968	712,404	872,797	1,607,088	—	480,000	50,000	15,000	45,513	3,672,290	6,006,771

(1) Triggered only upon a change in control and a termination of the executive officer by us other than for death, disability or cause, or by the executive for good reason.

(2) Triggered solely upon a change in control under the 2020 Plan. The amount shown for performance share units assumes target performance and includes the balance of any dividend equivalent units (rounded up to the nearest whole share).

(3) If excise taxes would otherwise be imposed in connection with a change in control, the executive's change in control compensation protections will be either cut back to a level below the level that would trigger the imposition of the excise taxes or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the executive.

The amounts in the table above for termination without cause or for good reason in connection with a change in control assume, to the extent applicable, that:

- our ordinary shares were valued at $104.14, the closing market price for our ordinary shares on the last trading day of 2025;
- outplacement services fees are $50,000 or 10% of annual base salary, whichever is less;
- legal and accounting advisor fees are the maximum possible under the change in control agreements for each executive officer; and
- medical, dental and life insurance coverage will continue until two years after a change in control, in each case at the current cost per year for each executive.

The Named Executive Officers' agreements provide that, if excise taxes would otherwise be imposed in connection with a change in control, the executive's change in control compensation protections will be either cut back to a level below the level that would trigger the imposition of the excise taxes or paid in full and subjected to the excise taxes, whichever results in the better after-tax outcome to the executive. Solely for purposes of the calculations in the tables above, we have assumed that the cut back did not apply.

Death or Disability

In the event of the death or disability of a Named Executive Officer, the Named Executive Officer's unvested equity awards will vest in full. The value of such accelerated vesting is the same as reflected in the table above for "Change in Control With or Without Termination" for stock option vesting, restricted stock unit vesting, and performance share unit vesting.

CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the median annual total compensation of our employees and the annual total compensation of our Chief Executive Officer.

For the year ended December 31, 2025:

- the median of the annual total compensation of all employees of our company (other than our Chief Executive Officer) was reasonably estimated to be $54,012; and
- the annual total compensation of our Chief Executive Officer was $11,374,255.

Based on this information, the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees is estimated to be 210 to 1.

To identify our median employee, we began by considering each of the 9,191 individuals employed by us worldwide on October 1, 2025.

We then calculated the target cash compensation (which we define as base salary or wages plus target cash bonus) for such individuals for 2025 to identify our median employee. To calculate the target cash compensation for any employee that we paid in currency other than U.S. Dollars, we applied the applicable foreign currency exchange rate in effect on October 1, 2025, to convert such non-U.S. employee's target cash compensation into U.S. Dollars.

Once we identified our median employee, we added together all of the elements of such employee's compensation for 2025 in the same way that we calculate the annual total compensation of our Named Executive Officers in the Summary Compensation Table.

Pay Versus Performance

Pay Versus Performance Table

As required by item 402(v) of Regulation S-K, we are providing the following information:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Initial Fixed $100 Investment based on:			
Year	Summary Compensation Table Total Compensation for CEO ($)[1][2]	Compensation Actually Paid to CEO ($)[3]	Average Summary Compensation Table Total Compensation for Other NEOs ($)[1][2]	Average Compensation Actually Paid to Other NEOs ($)[2][3]	Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[5]	Net Income ($)	Company-Wide Adjusted Operating Income ($)[6]
2025	11,374,255	14,499,234	2,844,203	3,607,821	209.48	200.35	653,800,000	1,053,500,000
2024	10,769,964	22,763,473	2,784,507	5,431,476	200.41	168.50	625,400,000	959,200,000
2023	10,008,469	17,893,209	2,722,854	4,497,393	143.15	134.45	622,700,000	855,100,000
2022	7,783,265	(1,944,891)	2,053,323	206,764	87.20	103.08	480,900,000	767,700,000
2021	9,429,546	22,765,163	2,756,991	5,517,160	139.24	127.89	553,000,000	685,900,000

(1) The amounts shown in columns (b) and (d) reflect "Total Compensation" from the Summary Compensation Table ("SCT") for each year shown. See the SCT and the notes thereto for the compensation elements included in Total Compensation for each year.

(2) For 2025, the CEO was John Stauch and the Other NEOs were Robert Fishman, Executive Vice President and Chief Financial Officer; Jerome Pedretti, Executive Vice President & CEO, Pool; De'Mon Wiggins, Executive Vice President and President, Flow; and Adrian Chiu, Executive Vice President and President, Water Solutions.

For 2024, the CEO was John Stauch and the Other NEOs were Robert Fishman, Executive Vice President, Chief Financial Officer and Chief Accounting Officer; Jerome Pedretti, Executive Vice President & CEO, Pool; De'Mon Wiggins, Executive Vice President and President, Flow; and Karla Robertson, former Executive Vice President, Chief Sustainability Officer, General Counsel and Secretary.

For 2023, the CEO was John Stauch and the Other NEOs were Robert Fishman, Executive Vice President, Chief Financial Officer and Chief Accounting Officer; Tanya Hooper, Executive Vice President and Chief Human Resources Officer; Jerome Pedretti, Executive Vice President & CEO, Pool; and Adrian Chiu, Executive Vice President and President, Water Solutions.

For 2022, the CEO was John Stauch and the Other NEOs were Robert Fishman, Executive Vice President, Chief Financial Officer and Chief Accounting Officer; Karla Robertson, former Executive Vice President, Chief Sustainability Officer, General Counsel and Secretary; Jerome Pedretti, previously Executive Vice President & President, IFT; Steve Pilla, Executive Vice President, Chief Supply Chain Officer and Chief Transformation Officer; and Mario D'Ovidio, former Executive Vice President & President, Consumer Solutions.

For 2021, the CEO was John Stauch and the Other NEOs were Robert Fishman, Executive Vice President, Chief Financial Officer and Chief Accounting Officer; Karla Robertson, former Executive Vice President, Chief Sustainability Officer, General Counsel and Secretary; Jerome Pedretti, previously Executive Vice President & President IFT; and Mario D'Ovidio, former Executive Vice President & President, Consumer Solutions.

(3) To calculate Compensation Actually Paid, adjustments were made to the "Total Compensation" reported in the SCT for the change in pension value and the value of equity awards, as follows:

2025 Adjustments

Adjustments	CEO ($)	Average of Other NEOs ($)
Total Compensation from SCT	**11,374,255**	**2,844,203**
Adjustments for defined benefit and actuarial pension plans[a]:	**(1,164,571)**	**—**
Less, aggregate change in the actuarial present value of accumulated benefits under all defined benefit and pension plans reported in the SCT	1,605,908	—
Plus, service cost	441,337	—
Adjustments for stock and option awards:	**4,289,550**	**763,618**
Less, value of "Stock Awards" and "Option Awards" reported in SCT	6,800,005	1,512,512
Plus, year-end fair value of outstanding and unvested equity awards granted in fiscal year 2025	9,287,109	1,891,945
Plus, the difference between the fair value of equity awards from the end of fiscal year 2024 to the end of fiscal year 2025 for awards granted in any prior fiscal year that are outstanding and unvested at year-end	843,163	183,508
Plus, the change in fair value from the end of fiscal year 2024 to the vesting date for equity awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied during fiscal year 2025	959,283	200,677
Compensation Actually Paid (as calculated)[b][c]	**14,499,234**	**3,607,821**

(a) For 2025, none of the Other NEOs participated in a pension plan.

(b) Compensation actually paid is calculated in accordance with the SEC methodology.

(c) Fair value of equity awards is computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in note 13 to our audited financial statements for the year ended December 31, 2025 included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026 and are adjusted for factors such as expected payout on performance share units and expected life for stock options as of the respective measurement dates.

(4) The table shows the cumulative total shareholder returns on our ordinary shares, assuming an investment of $100 on December 31, 2020, and the reinvestment of all dividends since that date to the last fiscal day of each applicable year.

(5) Based on the size and diversity of our businesses as well as our market capitalization, we consider the S&P 500 Industrials Index to be our peer group. The S&P 500 Industrials Index is one of the industry indexes used in our performance graph in our Form 10-K. The peer group TSR shows the cumulative total shareholder returns assuming an investment of $100 on December 31, 2020 and the reinvestment of all dividends since that date to the last fiscal day of each applicable year.

(6) Our company selected metric is company-wide adjusted operating income. Refer to Appendix A for GAAP to Non GAAP Reconciliation.

Tabular List of Important Performance Measures Used to Link Pay and Performance

The four measures listed below represent the most important measures used to link compensation actually paid to the NEOs, for fiscal year 2025, with our performance, as further described in the CD&A.

Most Important Measures for Linking Pay and Performance

Measure 1 -	Company-Wide Adjusted Operating Income
Measure 2 -	Adjusted EPS
Measure 3 -	ROIC
Measure 4 -	Total Shareholder Return ("TSR")

While not a metric used in our short and long-term plans, we are including TSR. A sizable amount of the variability of compensation actually paid depends on the value of equity awards, which is based on the Company's stock price.

Description of Relationship Between Pay and Performance

CAP Versus Net Income & Adjusted Operating Income 2021-2025


1,080
990
900
810
720
630
540
450
360
270
180
90
0
Income ($ in millions)
24
21
18
15
12
9
6
3
0
(3)
Compensation Actually Paid ($ in millions)
2021
2022
2023
2024
2025
CAP to CEO
Avg CAP to Other NEOs
Net Income
Adjusted Operating Income

CAP Versus TSR 2021-2025


260
240
220
200
180
160
140
120
100
80
60
40
20
0
Total Shareholder Return
24
21
18
15
12
9
6
3
0
(3)
Compensation Actually Paid ($ in millions)
2021
2022
2023
2024
2025
CAP to CEO
Avg CAP to Other NEOs
PNR TSR
Peer TSR

As reflected in the tables above, we believe the Compensation Actually Paid to our NEOs has a high degree of correlation to our Company's performance.

PROPOSAL 3

Ratify, by Nonbinding, Advisory Vote, the Appointment of Deloitte & Touche LLP as the Independent Auditor of Pentair plc and to Authorize, by Binding Vote, the Audit and Finance Committee of the Board of Directors to Set the Auditor's Remuneration

The Board recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration

The Audit and Finance Committee has selected and appointed Deloitte & Touche LLP ("D&T") to audit our financial statements for the fiscal year ending December 31, 2026. The Board, upon the recommendation of the Audit and Finance Committee, is asking our shareholders to ratify, by nonbinding, advisory vote, the appointment and to authorize, by binding vote, the Audit and Finance Committee of the Board of Directors to set the independent auditor's remuneration. Although approval is not required by our Articles of Association or otherwise, the Board is submitting the appointment of D&T to our shareholders because we value our shareholders' views on our independent auditor. If the appointment of D&T is not ratified by shareholders, it will be considered as notice to the Board and the Audit and Finance Committee to consider the selection of a different firm. Even if the appointment is ratified, the Audit and Finance Committee in its discretion may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of our company and our shareholders.

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor retained to audit our financial statements. D&T has been retained as our independent auditor continuously since 1977.

The Audit and Finance Committee is responsible for the audit fee negotiations associated with our retention of D&T. In connection with the mandated rotation of D&T's lead engagement partner, the Audit and Finance Committee and its Chair are directly involved in the selection of D&T's new lead engagement partner. The members of the Audit and Finance Committee and the Board believe that the continued retention of D&T to serve as our independent auditor is in our and our shareholders' best interests.

We expect that one or more representatives of D&T will be present at the Annual General Meeting. Each of these representatives will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to any appropriate questions.

The text of the resolution with respect to Proposal 3 is as follows:

"**IT IS RESOLVED**, to ratify, on a nonbinding, advisory basis, the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and to authorize, in a binding vote, the Audit and Finance Committee to set the auditor's remuneration."

Each of the Board and the Audit and Finance Committee recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of Pentair plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration.

Audit Matters

Audit and Finance Committee Pre-approval Policy

The Audit and Finance Committee reviews and approves the external auditor's engagement and audit plan, including fees, scope, staffing and timing of work. In addition, the Audit and Finance Committee Charter limits the types of non-audit services that may be provided by the independent auditors. Any permitted non-audit services to be performed by the independent auditors must be pre-approved by the Audit and Finance Committee after it is advised of the nature of the engagement and particular services to be provided. The Audit and Finance Committee pre-approved audit fees and all permitted non-audit services of the independent auditor in 2025. Responsibility for this pre-approval may be delegated to one or more members of the Audit and Finance Committee; all such approvals, however, must be disclosed to the Audit and Finance Committee at its next regularly scheduled meeting. The Audit and Finance Committee may not delegate authority for pre-approvals to management.

Fees Paid to the Independent Auditors

We engaged D&T, Deloitte & Touche (Ireland), and the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") to provide various audit, audit-related, tax and other permitted non-audit services to us during fiscal years 2025 and 2024. The Audit and Finance Committee approved all fees paid to the Deloitte Entities and underlying services provided by the Deloitte Entities. Their fees for these services were as follows (in thousands):

	2025	**2024**
Audit fees(1)	$6,630	$6,360
Audit-related fees(2)	415	295
Tax fees(3)		
Tax compliance	740	664
Tax consulting	294	476
Total tax fees	1,034	1,140
All other fees(4)	—	3
Total	$8,079	$7,798

(1) Consists of fees for audits of our consolidated annual financial statements and the effectiveness of internal controls over financial reporting, reviews of our quarterly financial statements, statutory audits, reviews of SEC filings, consents for registration statements and comfort letters in connection with securities offerings.

(2) Consists of fees for due diligence, employee benefit plan audits, and certain other attest services.

(3) Consists of fees for tax compliance and return preparation and tax planning and advice.

(4) Consists of service fees for other permissible non-audit services.

Audit and Finance Committee Report

In connection with the financial statements for the year ended December 31, 2025, the Audit and Finance Committee has:

- reviewed and discussed our audited U.S. GAAP consolidated financial statements and Irish Statutory Financial Statements for the year ended December 31, 2025, with management;
- discussed with Deloitte & Touche LLP, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission; and
- received the written disclosures and the letter from Deloitte & Touche LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit and Finance Committee concerning independence, and discussed with Deloitte & Touche LLP their independence.

Based upon these reviews and discussions, the Audit and Finance Committee recommended to the Board that our audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 24, 2026. The Board has approved these inclusions.

THE AUDIT AND FINANCE COMMITTEE

Michael T. Speetzen, Chair
Mona Abutaleb Stephenson*
Melissa Barra
Tracey C. Doi
Gregory E. Knight

* Upon completion of the Annual General Meeting, Ms. Abutaleb will join the Governance Committee and the Compensation Committee and leave the Audit and Finance Committee.

PROPOSAL 4

Authorize the Board of Directors to Allot New Shares Under Irish Law

The Board recommends a vote **FOR** authorization of the Board of Directors to allot new shares under Irish law

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to allot (or issue) any shares, including shares that are part of our company's authorized but unissued share capital. The Board's current authority to issue up to 20% of the company's issued ordinary share capital was approved by the shareholders at the 2025 Annual General Meeting and will expire on November 6, 2026. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital.

We are presenting this Proposal 4 to renew the Board's authority to issue up to a maximum of 20% of the company's issued ordinary share capital as of March 6, 2026 (the latest practicable date before this Proxy Statement) and for such authority to expire 18 months from the passing of this resolution, unless otherwise varied, revoked or renewed.

Granting the Board this authority is a routine matter for public limited companies incorporated in Ireland and is consistent with Irish market practice. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board the authority to allot shares that are already authorized under our Articles of Association upon the terms below. In addition, we note that, because we are an NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances.

The text of the resolution in respect of Proposal 4 is as follows:

"**IT IS RESOLVED**, that, the Board of Directors be and is generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (as defined in Section 1021 of the Companies Act 2014) in an amount up to an aggregate nominal amount of $323,205 (equivalent to 32,320,560 ordinary shares), being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of March 6, 2026 (the latest practicable date before this Proxy Statement), and the authority conferred by this resolution shall expire eighteen months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

The Board recommends a vote **FOR** authorization of the Board of Directors to allot new shares under Irish law.

PROPOSAL 5

Authorize the Board of Directors to Opt-Out of Statutory Preemption Rights Under Irish Law

The Board recommends a vote **FOR** authorization of the Board of Directors to opt-out of statutory preemption rights under Irish law

Under Irish law, unless otherwise authorized, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. Under the statutory preemption rights, shares issued for cash must be offered to existing shareholders of our company on a pro rata basis before the shares can be issued to any new shareholders. The Board's current authority to opt-out of these statutory preemption rights was approved by the shareholders at the 2025 Annual General Meeting and will expire on November 6, 2026. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan.

We are presenting this Proposal 5 to renew the Board's authority to opt-out of the statutory preemption rights provision in the event of the issuance of shares for cash. This opt-out will be limited to 20% of the company's issued ordinary share capital as of March 6, 2026. This authority will be limited to a period expiring 18 months from the passing of this resolution, unless otherwise varied, renewed or revoked.

Granting the Board this authority is a routine matter for public limited companies incorporated in Ireland and is consistent with Irish customary practice. Similar to the authorization sought for Proposal 4, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for U.S. companies listed on the NYSE. In addition, under Irish law, the Board will only be authorized to opt-out of preemption rights if it is authorized to issue shares, which authority is being sought in Proposal 4.

The resolution with respect to Proposal 5 is a special resolution. The text of the resolution with respect to Proposal 5 is as follows:

"**IT IS RESOLVED**, as a special resolution, that, subject to the passing of the resolution in respect of Proposal 4 as set out above and with effect from the passing of this resolution, the directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 to allot equity securities (as defined in Section 1023 of that Act) for cash, pursuant to the authority conferred by Proposal 4 as if sub-section (1) of Section 1022 of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal value of $323,205 (equivalent to 32,320,560 shares), being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of March 6, 2026 (the latest practicable date before this Proxy Statement), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Board may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

The Board recommends a vote **FOR** authorization of the Board of Directors to opt-out of statutory preemption rights under Irish law.

PROPOSAL 6

Authorize the Price Range at Which Pentair plc can Re-Allot Shares it Holds as Treasury Shares Under Irish Law

The Board recommends a vote **FOR** the authorization of the price range at which Pentair plc can re-allot shares it holds as treasury shares under Irish law

Our historical open-market share repurchases and other share buyback activities result in ordinary shares being acquired and held by us as treasury shares or cancelled. We may re-allot treasury shares that we acquire through our various share buyback activities in connection with our employee compensation programs or otherwise.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). The company's current authorization was granted by the shareholders at the 2025 Annual General Meeting and will expire on November 6, 2026.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% (or nominal value where the re-allotment of treasury shares is required to satisfy an obligation under any employee or director share or option plan operated by Pentair plc) and 120%, respectively, of the average closing price per ordinary share, as reported on the NYSE, for the 30 trading days immediately preceding the proposed date of re-allotment. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders. Under Irish law, this authorization will expire after 18 months unless renewed. Accordingly, we expect to propose renewal of this authorization at subsequent Annual General Meetings.

The resolution with respect to Proposal 6 is a special resolution. The text of the resolution with respect to Proposal 6 is as follows:

"**IT IS RESOLVED**, as a special resolution, that for the purposes of Section 1078 of the Companies Act 2014, the re-allotment price range at which any treasury shares (as defined by Section 106 of the Companies Act 2014) for the time being held by Pentair plc may be re-allotted as follows:

1. the maximum price at which a treasury share may be re-allotted shall be an amount equal to 120% of the "market price."
2. the minimum price at which a treasury share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under any employee or director share or option plan operated by Pentair plc or, in all other cases, not less than 95% of the "market price."
3. for the purposes of this resolution, the "market price" shall mean the average closing price per ordinary share of Pentair plc, as reported on the New York Stock Exchange, for the 30 trading days immediately preceding the day on which the relevant share is re-allotted.

FURTHER RESOLVED, that this authority to re-allot treasury shares shall expire on the date 18 months from the date of the passing of this resolution unless previously varied, revoked or renewed in accordance with the provisions of Sections 109 and/or 1078 (as applicable) of the Companies Act 2014 (and/or any corresponding provision of any amended or replacement legislation) and is without prejudice or limitation to any other authority of the Company to re-allot treasury shares on-market."

The Board recommends a vote **FOR** the authorization of the price range at which Pentair plc can re-allot shares it holds as treasury shares under Irish law.

Ownership of Pentair Securities

Security Ownership

The following table contains information concerning the beneficial ownership of our ordinary shares as of March 6, 2026, by each director and nominee to become a director, by each executive officer listed in the Summary Compensation Table, and by all current directors and executive officers as a group. Based on filings with the SEC, the following table also contains information concerning each person we know who beneficially owned more than 5% of our ordinary shares as of December 31, 2025.

Name of Beneficial Owner	Ordinary Shares(1)	Share Units(2)	Right to Acquire within 60 days	RSIP Stock(3)	Total	% of Class(4)
Mona Abutaleb Stephenson	14,565	—	—	—	14,565	
Melissa Barra	5,725	—	—	—	5,725	
Adrian C. Chiu	19,442	28,546	60,102	428	108,518	
Tracey C. Doi	3,566	—	—	—	3,566	
Robert P. Fishman	82,623	—	—	—	82,623	
T. Michael Glenn	34,138	1,982	5,244	—	41,364	
Theodore L. Harris	15,347	—	—	—	15,347	
David A. Jones	27,259	56,954	5,244	—	89,457	
Gregory E. Knight	8,489	—	—	—	8,489	
Jerome O. Pedretti	65,267	2,651	69,508	—	137,426	
Michael T. Speetzen	8,290	—	—	—	8,290	
John L. Stauch	446,684	525,340	499,349	950	1,472,323	
De'Mon L. Wiggins	26,562	535	41,474	198	68,769	
Billie I. Williamson	21,895	—	—	—	21,895	
Directors and executive officers as a group (17)	718,431	616,008	702,965	1,576	2,038,980	1.26%
The Vanguard Group(5)	19,916,751	—	—	—	19,916,751	12.32%
BlackRock, Inc.(6)	14,910,589	—	—	—	14,910,589	9.23%
State Street Corporation(7)	9,209,527	—	—	—	9,209,527	5.70%

(1) Unless otherwise noted, all shares are held either directly or indirectly by individuals possessing sole voting and investment power with respect to such shares. Beneficial ownership of an immaterial number of shares held by spouses or trusts has been disclaimed in some instances.

(2) Represents for non-employee directors deferred share units held under our Compensation Plan for Non-Employee Directors. No director has voting or investment power related to these share units. Represents for executive officers restricted stock units, receipt of which was deferred by the executive officer under the company's Non-Qualified Deferred Compensation Plan and over which the executive officers have no voting or investment power.

(3) Represents shares owned as a participant in the RSIP. As of March 6, 2026, Fidelity Management Trust Company ("Fidelity"), the Trustee of the RSIP, held 473,244 ordinary shares (0.29%). Fidelity disclaims beneficial ownership of all shares. The RSIP participants have the right to direct the Trustee to vote their shares, although participants have no investment power over such shares. The Trustee does not vote the shares for which it has received no direction from participants.

(4) Less than 1% unless otherwise indicated.

(5) Information derived from a Schedule 13G/A filed with the SEC on February 13, 2024. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. As of December 29, 2023, The Vanguard Group had shared voting power for 206,753 ordinary shares, sole dispositive power for 19,218,978 ordinary shares and shared dispositive power for 697,773 ordinary shares.

(6) Information derived from a Schedule 13G/A filed with the SEC on April 23, 2025. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. As of March 31, 2025, BlackRock, Inc. had sole voting power for 13,720,902 ordinary shares and sole dispositive power for 14,910,589 ordinary shares.

(7) Information derived from a Schedule 13G/A filed with the SEC on January 29, 2024. The address of State Street Corporation is State Street Financial Center, 1 Congress Street, Suite 1, Boston, MA 02114. As of December 31, 2023, State Street Corporation had shared voting power for 6,091,085 ordinary shares and shared dispositive power for 9,196,811 ordinary shares.

Delinquent Section 16(a) Report

Our officers subject to Section 16 of the Securities Exchange Act of 1934, directors and 10% shareholders are required under the Securities and Exchange Act of 1934 to file reports of ownership and changes in ownership with the Securities and Exchange Commission and furnish copies of these reports to us.

We have received copies of reports furnished to us, or written representations that no reports were required. Based solely on these reports, we believe that during 2025 our Section 16 officers and directors complied with all applicable filing requirements, except one report on Form 4 for Jennifer M. Hensley, reporting one transaction, was filed on a delinquent basis in 2025.

Questions and Answers about the Annual General Meeting and Voting

Why did I receive these proxy materials?

We are providing these proxy materials to you because our Board of Directors is soliciting proxies for use at our Annual General Meeting to be held on May 5, 2026. We either (i) mailed you a Notice of Internet Availability of Proxy Materials on or before March 20, 2026, notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 or (ii) mailed you a printed copy of such proxy materials and a proxy card in paper format. You received these proxy materials because you were a shareholder of record as of the close of business on March 6, 2026.

If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, including a proxy card in paper format on which you may submit your vote by mail, you should follow the instructions for requesting such proxy materials in the Notice of Internet Availability of Proxy Materials.

This Proxy Statement, our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and our Irish Statutory Financial Statements and directors' and auditors' reports are available online at www.proxyvote.com.

What is a proxy?

A proxy is your legal designation of another person (the "proxy") to vote on your behalf. By voting your proxy, you are giving the persons named on the proxy card the authority to vote your shares in the manner you indicate on your proxy card. You may vote your proxy by telephone or over the Internet as directed in the Notice of Internet Availability of Proxy Materials or, if you have requested or received a proxy card, by signing and dating the proxy card and submitting it by mail.

What is the difference between a shareholder of record and a beneficial owner?

If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, you are a "shareholder of record." If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your broker, bank or other custodian or nominee on how to vote your shares.

Who is entitled to vote at the Annual General Meeting and how many votes do I have?

The Board has set the close of business (Eastern Standard Time) on March 6, 2026 as the record date for the Annual General Meeting. At the close of business on the record date, we had 161,602,800 ordinary shares issued and outstanding and entitled to vote. All shareholders of record at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Beneficial owners whose banks, brokers or other custodians or nominees are shareholders registered in our share register with respect to the beneficial owners' shares at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Each ordinary share is entitled to one vote on each matter properly brought before the Annual General Meeting.

How do I vote if I am a shareholder of record?

If you are a shareholder of record of ordinary shares, you can vote in the following ways:

- ***By Internet:*** You can vote over the Internet at www.proxyvote.com. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card.
- ***By Telephone:*** You can vote by telephone by calling the telephone number on the proxy card.
- ***By Mail:*** You can vote by mail by marking, signing and dating your proxy card (or proxy form set out in section 184 of the Companies Act) or voting instruction form and returning it in the postage-paid envelope, the results of which will be forwarded to Pentair plc's registered address in Ireland electronically. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card or voting instruction form.

- ***At the Annual General Meeting:*** If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting.

How do I vote if I am a beneficial owner?

If you are a beneficial owner of ordinary shares, you can vote in the following ways:

- ***General:*** You can vote by following the materials and instructions provided by your bank, broker or other custodian or nominee.
- ***At the Annual General Meeting:*** If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, then you must obtain a legal proxy, executed in your favor, from the shareholder of record of your shares (i.e., your broker, bank or other custodian or nominee) and bring it to the Annual General Meeting.

What is the deadline to vote my shares if I do not vote in person at the Annual General Meeting?

If you are a shareholder of record, you may vote by Internet or by telephone until 4:59 a.m. (British Summer Time) on May 4, 2026 (11:59 p.m. Eastern Daylight Time on May 3, 2026). If you are a shareholder of record and submit a proxy card, the proxy card must be received at the address stated on the proxy card by 4:59 a.m. (British Summer Time) on May 4, 2026 (11:59 p.m. Eastern Daylight Time on May 3, 2026). If you are a beneficial owner, please follow the voting instructions provided by your bank, broker or other custodian or nominee.

If you are a current or former employee voting shares held under the retirement plans or the employee stock purchase plan, you may vote with respect to these plan shares until 4:59 a.m. (British Summer Time) on April 30, 2026 (11:59 p.m. Eastern Daylight Time on April 29, 2026).

How do I attend the Annual General Meeting?

All shareholders of record as of the close of business on the record date are invited to attend and vote at the Annual General Meeting of Shareholders to be held on Tuesday, May 5, 2026, at 8:00 a.m. local time (British Summer Time) at Claridge's, Brook Street, Mayfair, London, W1K4HR, United Kingdom. For admission to the Annual General Meeting, shareholders should bring a form of photo identification to the shareholders check-in area at the meeting, where their ownership will be verified. Those who beneficially own shares should also bring account statements or letters from their banks, brokers or other custodians or nominees confirming that they own our ordinary shares as of March 6, 2026 (see above for further information if you also intend to vote at the Annual General Meeting). Registration will begin at 7:30 a.m. (British Summer Time) and the Annual General Meeting will begin at 8:00 a.m. (British Summer Time) on May 5, 2026.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at the offices of Arthur Cox LLP at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland at 8:00 a.m. (Irish Standard Time) on May 5, 2026, and the requirements for admission to the Annual General Meeting, as set out above, apply.

What constitutes a quorum for the Annual General Meeting?

Our Articles of Association provide that all resolutions made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote. Abstentions and broker non-votes will be regarded as present for purposes of establishing the quorum.

May I change or revoke my proxy?

If you are a shareholder of record and have already voted, you may change or revoke your proxy before it is exercised at the Annual General Meeting in the following ways:

- By voting by Internet or telephone at a date later than your previous vote but prior to the voting deadline (described above);
- By mailing a proxy card (in the form mailed to you or in the form set out in section 184 of the Companies Act) that is properly signed and dated later than your previous vote and that is received by us prior to the voting deadline (described above); or
- By attending the Annual General Meeting and voting in person, although attendance at the Annual General Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner, you must contact the record holder of your shares to revoke a previously authorized proxy or voting instructions.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to NYSE rules. If you do not provide voting instructions for proposals considered "non- routine," a "broker non-vote" occurs. The chart below summarizes which proposals we believe are routine and non-routine under the NYSE rules and therefore whether brokers have discretion to vote. Ordinary shares owned by shareholders electing to abstain from voting on any of the proposals will have no effect on any of the proposals.

How will my shares be voted if I do not specify how they should be voted?

If you submit a proxy to the company-designated proxy holders and do not provide specific voting instructions, you instruct the company-designated proxy holders to vote your shares in accordance with the recommendations of the Board as set forth in the chart below.

If your shares are held in the Pentair, Inc. Retirement Savings and Stock Incentive Plan or the Pentair, Inc. Non-Qualified Deferred Compensation Plan and you either (1) submit a proxy but do not provide specific voting instructions or (2) do not submit a proxy, then your shares will not be voted.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, you instruct the company-designated proxy holders, in the absence of other specific instructions or the appointment of other proxy holders by you, to vote your shares in accordance with the recommendations of the Board.

The following chart describes the proposals to be considered at the meeting, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted:

Proposal	Voting Options	Vote Required to Adopt the Proposal	Broker Discretion	Effect of Abstentions and Broker Non-Voting
Re-Elect Director Nominees	For, against, or abstain on each nominee	Majority of votes cast	No broker discretion to vote	No effect
Approve, by Nonbinding, Advisory Vote, the Compensation of the Named Executive Officers	For, against, or abstain	Majority of votes cast	No broker discretion to vote	No effect
Ratify, by Nonbinding, Advisory Vote, the Appointment of the Independent Auditor and Authorize, by Binding Vote, the Audit and Finance Committee to Set the Auditor's Remuneration	For, against, or abstain	Majority of votes cast	Brokers have discretion to vote	No effect
Authorize the Board of Directors to Allot New Shares	For, against, or abstain	Majority of votes cast	Brokers have discretion to vote	No effect
Authorize the Board of Directors to Opt-Out of Statutory Preemption Rights	For, against, or abstain	75% of votes cast	Brokers have discretion to vote	No effect
Authorize the Price Range at which Pentair Can Re-Allot Treasury Shares	For, against, or abstain	75% of votes cast	Brokers have discretion to vote	No effect

Who will count the votes?

A representative from The Carideo Group, Inc. will count the votes and serve as our Inspector of Election.

Who will pay for the cost of this proxy solicitation?

We will pay the costs of soliciting proxies sought by the Board. Proxies may be solicited on our behalf by our directors, officers or employees telephonically, electronically or by other means of communication. We have engaged Morrow Sodali LLC to assist us in the solicitation of proxies at a cost to us of $11,000, plus out-of-pocket expenses. We have requested that banks, brokers and other custodians and nominees who hold ordinary shares on behalf of beneficial owners forward soliciting materials to those beneficial owners. Upon request, we will reimburse banks, brokers and other custodians and nominees for reasonable expenses incurred by them in forwarding these soliciting materials to beneficial owners of our ordinary shares.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

As explained in more detail below, we are using the "notice and access" system adopted by the SEC relating to the delivery of our proxy materials over the Internet. As a result, we mailed to our shareholders of record a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. Shareholders who received the notice will have the ability to access the proxy materials over the Internet and to request a paper copy of the proxy materials by mail, e-mail or telephone. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found on the notice. In addition, the notice contains instructions on how shareholders may request proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. The Notice of Internet Availability of Proxy Materials also serves as a Notice of Meeting.

What are the "notice and access" rules and how do they affect the delivery of the proxy materials?

The SEC's notice and access rules allow us to deliver proxy materials to our shareholders by posting the materials on an Internet website, notifying shareholders of the availability of the proxy materials on the Internet, and sending paper copies of proxy materials upon shareholder request. We believe that the notice and access rules allow us to use Internet technology that many shareholders prefer, continue to provide our shareholders with the information that they need, and, at the same time, ensure more prompt delivery of the proxy materials. The notice and access rules also lower our cost of printing and delivering the proxy materials and minimize the environmental impact of printing paper copies.

Why did I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?

You may have received multiple Notices of Internet Availability of Proxy Materials or proxy cards if you hold your shares in different ways or accounts (for example, 401(k) accounts, joint tenancy, trusts or custodial accounts) or in multiple accounts. If you are the beneficial owner of shares held in "street name," you will receive your voting information from your bank, broker or other custodian or nominee, and you will vote as indicated in the materials you receive from your bank, broker or other custodian or nominee. You should vote your proxy for each separate account you have.

Shareholder Proposals and Nominations for the 2027 Annual General Meeting of Shareholders

Rule 14a-8 Proposals:

The deadline for submitting a shareholder proposal for inclusion in our proxy materials for our 2027 Annual General Meeting pursuant to SEC Rule 14a-8 is November 20, 2026. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, for such proposals to be eligible for inclusion in our Proxy Statement and form of proxy for our 2027 Annual General Meeting.

Nomination of Directors Pursuant to Proxy Access Provisions:

Eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions of our Articles of Association. Among other requirements in our Articles of Association, to nominate a director under the proxy access provisions of our Articles of Association, a shareholder must give written notice to our Corporate Secretary that complies with our Articles of Association no earlier than 150 days and no later than 120 days prior to the first anniversary of the date our definitive Proxy Statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's nomination for the 2027 Annual General Meeting pursuant to the proxy access provisions of our Articles of Association no earlier than October 21, 2026, and no later than November 20, 2026. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to include the nominees in our proxy materials for the 2027 Annual General Meeting.

Advance Notice Proposals and Director Nominations:

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, at the 2027 Annual General Meeting must comply with the requirements set forth in our Articles of Association.

Among other requirements in our Articles of Association, to present business or nominate a director at an Annual General Meeting, a shareholder must give written notice that complies with the Articles of Association to our Corporate Secretary no earlier than the close of business 70 days and no later than 45 days prior to the first anniversary of the date our Proxy Statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's intent to present business, other than pursuant to SEC Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, no earlier than January 9, 2027, and no later than February 3, 2027. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to present such proposal or nomination at the 2027 Annual General Meeting. If the Board chooses to present a matter of business submitted under our Articles of Association at the 2027 Annual General Meeting, then the persons named in the proxies solicited by the Board for the 2027 Annual General Meeting may exercise discretionary voting power with respect to such proposal.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than February 8, 2027.

Send Notices to:

Shareholder proposals or nominations pursuant to any of the foregoing should be sent to us at our offices: Pentair plc, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, Attention: Corporate Secretary.

Access to our Articles of Association:

Our Articles of Association can be found on the website of the U.S. Securities and Exchange Commission by searching its EDGAR archives at https://www.sec.gov/edgar/search/. Shareholders may also obtain a copy from us free of charge by submitting a written request to our principal executive offices at Pentair plc, Regal House, 70 London Road, Twickenham, London, TW1 3QS, United Kingdom, Attention: Corporate Secretary.

Irish Disclosure of Shareholder Interests

Under the Companies Act, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares, or if as a result of a transaction, a shareholder who was interested in more than 3% of our shares ceases to be so interested. Where a shareholder is interested in more than 3% of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue), and disclosable interests in our shares include any interests in our shares of any kind whatsoever. Where the percentage level of the shareholder's interest does not amount to a whole percentage this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder's interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder's rights in respect of any of our ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

2025 Annual Report on Form 10-K

Any shareholder wishing to review, without charge, a copy of our 2025 Annual Report on Form 10-K (without exhibits) filed with the SEC should write to us at our principal executive offices at Pentair plc, Regal House, 70 London Road, Twickenham, London, TW1 3QS, United Kingdom, Attention: Corporate Secretary.

Reduce Duplicate Mailings

To reduce duplicate mailings, we are now sending only one copy of our Notice of Internet Availability of Proxy Materials or Annual Report to Shareholders and Proxy Statement, as applicable, to multiple shareholders sharing an address unless we receive contrary instructions from one or more of the shareholders. Upon written request, we will promptly deliver a separate copy of these documents to a shareholder at a shared address. If you wish to receive separate copies of these documents, please notify us by writing at Pentair plc, Regal House, 70 London Road, Twickenham, London, TW1 3QS, United Kingdom, Attention: Corporate Secretary, or by telephone at +44 74 9421 6154.

If you are receiving duplicate mailings, you may authorize us to discontinue mailings of multiple Notices of Internet Availability of Proxy Materials or Annual Reports to Shareholders and Proxy Statements, as applicable. To discontinue duplicate mailings, notify us by writing at Pentair plc, Regal House, 70 London Road, Twickenham, London, TW1 3QS, United Kingdom, Attention: Corporate Secretary.

Appendix A

Reconciliation of GAAP to Non-GAAP Financial Measures

PENTAIR PLC AND SUBSIDIARIES
RECONCILIATION OF GAAP YEARS ENDED DECEMBER 31, 2025, 2024, 2023, and 2022 TO NON-GAAP EXCLUDING THE EFFECT OF 2025, 2024, 2023, and 2022 ADJUSTMENTS (UNAUDITED)

In millions, except per-share data	2025	2024	2023	2022
Net sales	$ 4,176.0	$ 4,082.8	$ 4,104.5	$ 4,121.8
Operating income	857.5	803.8	739.2	595.3
Return on sales	*20.5%*	*19.7%*	*18.0%*	*14.4%*
Adjustments:				
Restructuring and other	31.3	37.0	3.4	32.4
Transformation costs	40.8	52.1	44.3	27.2
Intangible amortization	58.1	54.3	55.3	52.5
Legal accrual adjustments and settlements	11.6	(7.5)	2.2	0.2
Asset impairment and write-offs	49.1	17.6	7.9	25.6
Inventory step-up	—	—	—	5.8
Deal-related costs and expenses	4.1	—	—	22.2
Russia business exit impact	—	—	—	4.7
Equity income of unconsolidated subsidiaries	1.0	1.9	2.8	1.8
Adjusted operating income	1,053.5	959.2	855.1	767.7
Adjusted return on sales	*25.2%*	*23.5%*	*20.8%*	*18.6%*
Net income from continuing operations—as reported	649.5	625.6	622.9	483.2
Loss on sale of business	26.3	—	—	—
Pension and other post-retirement mark-to-market loss (gain)	2.4	(5.3)	6.1	(17.5)
Amortization of bridge financing fees	—	—	—	9.0
Other income	—	(0.4)	(5.1)	(0.2)
Adjustments to operating income	195.0	153.5	113.1	170.6
Income tax adjustments[(1)]	(58.5)	(49.7)	(112.8)	(35.9)
Net income from continuing operations—as adjusted	$ 814.7	$ 723.7	$ 624.2	$ 609.2
Continuing earnings per ordinary share—diluted				
Diluted earnings per ordinary share—as reported	$ 3.93	$ 3.74	$ 3.75	$ 2.92
Adjustments	0.99	0.59	—	0.76
Diluted earnings per ordinary share—as adjusted	$ 4.92	$ 4.33	$ 3.75	$ 3.68

(1) Income tax adjustments for the year ended December 31, 2023 include $74.3 million resulting from favorable impacts of worthless stock deductions related to exiting certain businesses in our Water Solutions segment and favorable discrete items primarily related to the recognition of deferred tax assets.

PENTAIR PLC AND SUBSIDIARIES
FREE CASH FLOW FOR YEARS ENDED DECEMBER 31, 2025, 2024, 2023, and 2022

In millions	2025	2024	2023	2022
Net cash provided by operating activities of continuing operations	$ 814.8	$ 766.9	$ 620.8	$ 364.3
Capital expenditures	(68.8)	(74.4)	(76.0)	(85.2)
Proceeds from sale of property and equipment	2.4	0.6	5.6	4.1
Free cash flow from continuing operations	$ 748.4	$ 693.1	$ 550.4	$ 283.2

PENTAIR PLC AND SUBSIDIARIES
RETURN ON INVESTED CAPITAL (ROIC) (UNAUDITED)

Dollars in millions	Fourth Quarter 2024	First Quarter 2025	Second Quarter 2025	Third Quarter 2025	Fourth Quarter 2025
Adjusted operating income	$ 231.3	$ 242.5	$ 296.7	$ 262.6	$ 251.7
Adjusted effective tax rate	16.5%	17.0%	17.0%	17.0%	16.5%
NOPAT	$ 193.1	$ 201.3	$ 246.3	$ 218.0	$ 210.2
Depreciation	15.0	14.8	14.6	15.3	14.9
Capital expenditures ("Cap Ex")	(22.7)	(16.8)	(10.9)	(17.4)	(23.7)
Total NOPAT, Depreciation, and Cap Ex	$ 185.4	$ 199.3	$ 250.0	$ 215.9	$ 201.4
Trailing four quarter NOPAT, Depreciation, and Cap Ex	$ 786.7	$ 809.0	$ 833.9	$ 850.6	$ 866.6
Ending Invested Capital	5,092.2	5,328.7	4,927.4	5,234.1	5,406.2
Trailing five quarter average invested capital	5,062.7	5,121.4	5,046.4	5,098.3	5,197.7
After-tax Return on Invested Capital	15.5%	15.8%	16.5%	16.7%	16.7%

NOPAT (net operating profit after tax) is defined as [(adjusted operating income) X (1 - adjusted effective tax rate)]

Ending invested capital is defined as [total shareholders' equity + long-term debt + current maturities of long-term debt and short-term borrowings - cash and cash equivalents]

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